UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2005

Masisa S.A.

(Exact name of registrant as specified in its charter)

Masisa S.A.

(Translation of Registrant’s name into English)

Av. Apoquindo 3650, Piso 10, Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

Section 1 Condensed Consolidated Financial Statements - September 30, 2004

MASISA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

September 30, 2004

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
Pa$	-	Argentine Pesos
UF	-	A UF (Unidad de Fomento) is an inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month’s inflation rate.

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MASISA S.A.

1	We have audited the accompanying consolidated balance sheet of MASISA S.A. and its subsidiaries (the “Company”) as of September 30, 2004 and the related consolidated statements of income and of cash flows for the nine-month period ended September 30, 2004, all expressed in thousands of United States dollars. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of September 30, 2003 and for the nine-month period then ended have not been audited.

2	We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3	In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MASISA S.A. and its subsidiaries as of September 30, 2004 and the results of their operations and their cash flows for the nine-month period ended September 30, 2004, in conformity with accounting principles generally accepted in Chile.

4	Accounting principles generally accepted in Chile vary in certain important respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

/s/ PricewaterhouseCoopers

Santiago, Chile

March 11, 2005

MASISA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States Dollars)

	At September 30,
	2003	2004
	(unaudited)
ASSETS
CURRENT ASSETS
Cash	19,342	10,353
Time deposits and money market funds	—	9,305
Accounts receivable (Note 3)	66,838	94,339
Notes and accounts receivable from related companies (Note 19)	2,502	5,381
Inventories (Note 4)	78,062	82,899
Recoverable taxes (Note 14 b)	8,646	9,628
Other current assets (Note 5)	34,316	5,083

Total current assets	209,706	216,988

PROPERTY, PLANT AND EQUIPMENT (net) (Note 6)	629,692	631,159

OTHER ASSETS
Investments in unconsolidated affiliates (Note 7)	9	54
Goodwill and negative goodwill, net (Note 8)	(770)	(423)
Long-term receivables	1,331	3,308
Notes and accounts receivable from related companies (Note 19)	3,297	597
Other assets (Note 9)	4,198	6,571

Total other assets	8,065	10,107

Total assets	847,463	858,254

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank borrowings (Note 10)	59,867	1,563
Current portion of long-term bank borrowings (Note 11)	57,965	17,880
Other long-term borrowings due within one year (Note 12)	10,705	11,684
Dividends payable	160	170
Accounts payable	25,194	31,883
Notes and accounts payable to related companies (Note 19)	2,080	4,100
Accrued liabilities (Note 15)	4,479	6,667
Other current liabilities	2,305	4,153

Total current liabilities	162,755	78,100

LONG-TERM LIABILITIES
Long-term bank borrowings (Note 11)	119,063	83,360
Deferred income taxes (Note 14 c)	8,068	12,349
Other long-term borrowings (Note 12)	36,000	117,401
Other long-term liabilities (Note 16)	10,003	15,733

Total long-term liabilities	173,134	228,843

MINORITY INTEREST	64,363	68,255

COMMITMENTS AND CONTINGENCIES (Note 18)
SHAREHOLDERS’ EQUITY (Note 17)
Common stock (928,514,743 shares in 2004 and 2003, authorized and outstanding with no par value)	237,022	237,022
Reserves	58,794	61,094
Retained earnings	151,395	184,940

Total shareholders’ equity	447,211	483,056

Total liabilities and shareholders’ equity	847,463	858,254

The accompanying Notes 1 to 23 form an integral part of these consolidated financial statements.

MASISA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of United States Dollars)

	For the nine months ended September 30,
	2003	2004
	(unaudited)
OPERATING RESULTS
Net sales	201,468	293,133
Cost of sales	(154,773)	(206,796)

Gross margin	46,695	86,337
Selling and administrative expenses	(29,555)	(33,725)

Operating income	17,140	52,612

NON-OPERATING RESULTS
Non-operating income (Note 20)	3,458	4,109
Non-operating expenses (Note 21)	(12,418)	(19,082)
Price-level restatements	(151)	198
Foreign exchange losses	(62)	(181)

Non-operating results	(9,173)	(14,956)

Income before income taxes and minority interest	7,967	37,656
Minority interest	(1,132)	(403)
Income taxes (Note 14 a)	(1,323)	(3,962)

NET INCOME	5,512	33,291

The accompanying Notes 1 to 23 form an integral part of these consolidated financial statements.

MASISA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States Dollars)

	For the nine months ended September 30,
	2003	2004
	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	5,512	33,291

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	19,766	20,350
Amortization of goodwill	132	(11)
Write-offs and provisions	(769)	6,112
Equity in losses of unconsolidated affiliates	89	4
Gain on sale of fixed assets	(54)	(1,858)
Price-level restatement	151	(198)
Foreign exchange loss	62	181
Minority interest	1,132	403
Other	971	127

Changes in assets and liabilities:
Increase in trade accounts receivable	(6,936)	(22,399)
Increase in inventories	(9,175)	(4,269)
Increase in other assets	(5,597)	(2,323)

Increase in accounts payable	7,351	11,777
Increase in other liabilities	2,607	6,955
Increase in recoverable and other taxes	1,476	6,370

Net cash provided by operating activities	16,718	54,512

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(18,804)	(17,437)
Proceeds from sale of property, plant and equipment	65	95
Other investing activities	(1,610)	(1,492)
Other loans to related companies	—	(405)

Net cash used in investing activities	(20,349)	(19,239)

MASISA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States Dollars)

	For the nine months ended September 30,
	2003	2004
	(unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(4,407)	(3,825)
Borrowings from banks and others	74,708	66,187
Payment of borrowings	(25,511)	(87,727)
Payment of bonds	(25,000)	(9,000)
Other financing activities	949	—

Net cash provided by (used in) financing activities	20,739	(34,365)

NET INCREASE IN CASH AND CASH EQUIVALENTS	17,108	908

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,234	19,781

CASH AND CASH EQUIVALENTS AT END OF PERIOD	19,342	20,689

Supplemental disclosure of cash flow information:

	2003	2004
	(unaudited)
Cash paid during the period for:
Interest (net of capitalized amount)	3,989	9,508
Income taxes	6,491	3,868

The accompanying Notes 1 to 23 form an integral part of these consolidated financial statements.

MASISA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT SEPTEMBER 30, 2003 (UNAUDITED) AND 2004

NOTE 1 – THE COMPANY

MASISA S.A. (“Masisa” and together with its controlled subsidiaries, the “Company”) is a “sociedad anónima abierta” (a public corporation) whose Common stock is listed on the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Chilean Electronic Stock Exchange and whose American Depository Receipts are traded on the New York Stock Exchange. Accordingly, the Company is subject to the regulations of both the Superintendency of Securities and Insurance in Chile (SVS) and the U.S. Securities and Exchange Commission (SEC) in the United States of America. The Company manufactures raw, melamine-laminated and wood-veneered particle board, medium-density fiberboard (MDF), oriented - strand board (OSB) and wood doors for residential and commercial applications. The Company’s principal markets include Chile, Argentina, Brazil and Mexico.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile and the accounting regulations of the SVS.

The Company has issued its unaudited statutory consolidated financial statements in Spanish and in conformity with accounting principles generally accepted in Chile, which include certain notes and additional information required by the SVS for statutory purposes. Management believes that these additional notes and information are not essential for the complete understanding of these consolidated financial statements and accordingly, these notes and additional information have been excluded from the accompanying consolidated financial statements.

b)	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosures of contingent liabilities. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could differ from amounts estimated include: valuation of long-lived assets, valuation of accounts receivable, valuation of inventory, assumptions used in the valuation and accounting for timber resources, accounting for income taxes and accounting for potential litigation claims and contingencies.

c)	Currency

Change in Reporting Currency

On April 10, 2003, the Chilean IRS authorized Masisa to maintain its accounting records in US dollars as of January 1, 2003. On October 10, 2003, the SVS authorized the Company to present its annual and quarterly statutory financial statements in US dollars. Given this approval, in November 2003, the Company restated its statutory financial statements for the quarters ended March 31, 2003 and June 30, 2003 to be reported in US dollars. All future filings with the SVS from that point are reported in US dollars. The Company’s functional currency has not changed and remains the US dollar.

Foreign Currency Translation of “Stable” Currencies

Commencing January 1, 2003, for Masisa and those subsidiaries authorized to maintain their accounting records in US dollars as well as those foreign subsidiaries considered as an extension of the parent Company’s operation, assets and liabilities denominated in other currencies are remeasured to US dollars at the exchange rates prevailing at the end of each period except for inventory, property plant and equipment and certain other assets and liabilities. Inventory, property, plant and equipment and certain other assets and liabilities are remeasured at either; (1) the historical exchange rates if the corresponding asset or liability originated subsequent to January 1, 2003; or (2) the January 1, 2003 exchange rate, representing the effective date of the approval to maintain the Company’s accounting records in US dollars. Commencing January 1, 2003, revenues and expenses are generally translated at the exchange rates on the dates of the transactions.

Commencing January 1, 2003, for those subsidiaries that maintain their accounting records in currencies other than the US dollar and are “not extensions” of the parent Company’s operations (Forestal Tornagaleones S.A. and its subsidiary FTG Overseas Ltd.), all assets, liabilities, revenues and expenses are translated into US dollar using the exchange rates prevailing at the end of each period. The translation adjustment derived from the effect of the variation of the exchange rate between the beginning and the closing Shareholders’ equity is reported as a Cumulative translation gain/(loss) as a separate component of Shareholders’ equity.

Foreign Currency Translation of “Not Stable” Currencies

In accordance with Technical Bulletin No. 64 of the Chilean Institute of Accountants for all periods presented, the financial statements of subsidiaries located in countries that are subject to significant risks, restrictions or fluctuations due to inflationary or exchange effects (so called “not stable” countries) must be remeasured in US dollars. Accordingly, the financial statements of Forestal Argentina, Masisa Argentina S.A., Maderas y Sintéticos de Mexico S.A. de C.V., Maderas y Sintéticos Servicios S.A. de C.V. and Masisa do Brasil Ltda. are remeasured in US dollars as follows:

1.	Monetary assets and liabilities were translated at period-end rates of exchange between the US dollar and the local currency.

2.	All non-monetary assets and liabilities and shareholders’ equity were translated at historical rates of exchange between the US dollar and the local currency.

3.	Income and expense accounts were translated at average rates of exchange between the US dollar and the local currency for the period, except for those arising from non-monetary accounts, which are included at historic rates of exchange.

4.	Any exchange differences which arise were included in the results of operations for the period.

The difference between the investment’s equity value arising from the financial statements remeasured as explained above and the net equity value at the beginning of the year, plus the proportional share of the investment’s net income for the year, was recorded in the account, Cumulative translation gain/(loss) as a separate component of Shareholders’ equity.

In addition, exchange differences (netted from Chilean inflation) arising from debt obligations that qualify as foreign currency hedges of the foreign investments mentioned above were also recorded in the account “Cumulative Translation Adjustment”.

d)	Consolidation

The consolidated financial statements include the accounts of Masisa and the following subsidiaries which it controls:

		Ownership at September 30,
Company	Business	2003	2004
		%	%
Masisa Argentina S.A.	Production of wood products and forestry by-products	100.0000	100.0000
Masisa Overseas Ltd.	Investments	100.0000	100.0000
Masisa Inversiones Ltda.	Investments	100.0000	100.0000
Inversiones Coronel Ltda.	Investments	100.0000	100.0000
Masisa do Brasil Ltda.	Production of wood products and forestry by-products	100.0000	100.0000
Masisa Cabrero S.A. (1)	Production of wood products and forestry by-products	—	—
Forestal Tornagaleones S.A. and subsidiaries (2)	Forestry	60.4492	60.4538
Maderas y Sintéticos del Perú S.A.C.	Sales of wood products	99.9011	99.9011
Masisa Concepción Ltda. (3)	Investments	100.0000	100.0000
Maderas y Sintéticos Servicios S.A. de C.V.	Services	100.0000	100.0000
Maderas y Sintéticos de México S.A. de C.V.	Production of wood products and forestry by-products	100.0000	100.0000
Masisa Partes y Piezas Ltda.	Production of wood products and forestry by-products	100.0000	100.0000
Masisa Ecuador S.A.	Sales of wood products	100.0000	100.0000

(1)	On January 3, 2003 Masisa Cabrero S.A. merged with Inversiones Coronel Limitada, another consolidated subsidiary.

(2)	On August 12, 2004, Masisa S.A. acquired 1,315 shares in its consolidated subsidiary Forestal Tornagaleones S.A., for a purchase price of $4,210. The acquisition increased Masisa´s ownership to 60.45%.

(3)	On February 5, 2003 the subsidiary CyD Agrofruta Limitada changed its name to Masisa Concepción Ltda.

All significant balances and transactions between the consolidated subsidiaries have been eliminated. The participation of minority shareholders in subsidiaries is reflected in the Consolidated Balance Sheets under Minority interest.

e)	Price-level restatements

As discussed in Note 2 c), until January 1, 2003, the Company’s consolidated financial statements, were expressed in Chilean pesos and restated on an annual basis to reflect the effects of variations in the purchasing power of the local currency during each year. As of January 1, 2003, Masisa and certain authorized subsidiaries maintain accounting records in US dollars and therefore price-level restatements commencing on January 1, 2003 are no longer applicable for these subsidiaries. Certain Masisa’s subsidiaries have not received approval to maintain their accounting records in US dollars. Forestal Tornagaleones S.A. and FTG Overseas Ltd. continue to maintain Chilean peso accounting records and apply the principle of price-level restatements in accordance with Chilean GAAP. For this purpose, non-monetary assets, liabilities and equity accounts have been restated by charges or credits to income, unless not required by Technical Bulletin No. 64 (see Note 2 c). Furthermore, the income and expense accounts have been restated in terms of year-end constant pesos.

In accordance with Chilean tax regulations and accounting practices, the restatements are calculated based on the official Consumer Price Index of the National Institute of Statistics, applied one month in arrears, which was 1.2% and 1.9% for the nine-month periods ended September 30, 2003 and 2004, respectively. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile.

The above-mentioned price-level restatements do not purport to present appraised or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

f)	Time deposits and securities purchased under resale agreements

Time deposits are recorded at cost plus accrued interest at each year-end. Securities purchased under resale agreements are presented at cost plus accrued interest at the year-end. The value of these investments do not exceed their respective market values at September 30, 2003 and 2004.

g)	Allowance for doubtful accounts

The Company has recorded an allowance for doubtful accounts for possible non-collection of accounts receivable, which is shown as a deduction from accounts receivable. The allowance is established as 1% of receivables from local customers plus additional amounts for specific customers, where collection is doubtful based on an analysis of the aging of the outstanding balances as well as other relevant information.

h)	Inventories

Inventories are valued at the lower of production or acquisition cost, including indirect manufacturing costs, or market value. Inventory costs are determined using the average cost method. The valuation of inventories are periodically assessed and, if necessary, a write-down of the value for estimated excess and obsolete inventory is recorded based on estimates about future demand and actual usage.

As of September 30th of each year, forests and plantation inventories in the process of exploitation are stated at the commercially appraised value at which these forests were transferred from fixed assets in conjunction with the revaluation of timber resources described in Note 2 i) below.

i)	Property, plant and equipment

Property, plant and equipment, except timber resources, are stated at cost, which includes capitalized interest. Depreciation is calculated using the straight-line method based on the estimated useful life of each asset, which were as follows:

Years
Plants, buildings and other installations	25-40
Machinery and equipment	10-20
Other fixed assets	1-10

Depreciation for the nine-month periods ended September 20, 2003 and 2004 amounted to ThUS$ 19,766 and ThUS$ 20,350, respectively.

Timber and timberlands are stated at cost less cost of timber harvested. The costs incurred in developing and growing timber such as site preparation, property taxes, seedlings, planting, fertilization, insect and wildlife control, herbicide application and thinning, are capitalized. These capitalized costs are accumulated by specifically identifiable farm blocks. Accounting practices for these costs do not change when timber becomes merchantable and harvesting commences. Costs incurred related to logging roads are capitalized and amortized over their expected useful lives or as the related timber is harvested. These capitalized costs are included in the historical cost of the timber. At each period-end, the timber resources are adjusted to reflect values based on technical appraisals performed by specialized forestry engineers.

Depletion, or costs attributed to timber harvested is determined by each identifiable farm block that is in the harvesting stage based on the relationship of unamortized timber costs to the estimated volume of recoverable timber multiplied by the amount of timber cut. The estimated volume of recoverable timber is determined using statistical information and other data related to growth rates and yields gathered from physical observations, models, and other information gathering techniques. Changes in yields are generally due to adjustments in growth rates and similar matters and are accounted for prospectively as changes in estimates. The cost of timber harvested is included in the carrying values of raw material and product inventories and in the cost of products sold as these inventories are sold to third parties. The depletion rate calculations do not include an estimate for future costs associated with existing stands, future reforestation costs associated with a stand’s final harvest, or future volume in connection with the replanting of a stand subsequent to its final harvest.

As a result of the above accounting treatment, the Company records timber resources at appraisal value prior to cutting with the offsetting adjustment recorded as Forestry Reserves in Shareholders’ equity. When the timber is cut and sold, the component of Cost of Sales associated with the appraisal value is offset against Forestry Reserves in Shareholders’ equity.

Financing costs of projects requiring major investments in long-term construction and those costs incurred from financing specific projects are capitalized and amortized over the estimated useful lives of the related assets. Direct and indirect interest costs incurred in connection with the development of forests are also capitalized.

Other fixed assets include spare parts inventories with turnover of less than one-year. These are valued similar to inventory as described in Note 2 h). Those items with significant value and with an ongoing benefit are depreciated in the same period of time as the asset with which they are associated, while those items with frequent use are charged to cost of production when used.

Assets purchased under financing leases are recorded at their fair value on the date of the lease agreement, which is determined by discounting the amounts payable in installments and the bargain purchase option, if any, at the interest rate implicit, or explicit, in the contract. These assets are not legally considered property of the Company until the purchase option is exercised.

Disbursements for the development of internal use software are charged to the results of operations as incurred. External direct costs of materials and services rendered in developing an enterprise resource planning system (an SAP R/3 system) and interest costs incurred during development are capitalized. Payroll related costs were not material and have been expensed. Training costs and data conversion costs are expensed as incurred.

Assets to be disposed of at year-end have been recorded under Other assets at fair value based on an independent appraisal.

j)	Investments in unconsolidated affiliates

Investments in unconsolidated affiliates are accounted for using the equity method when they represent between 10% and 50% of the voting stock of the investee. Accordingly, the Company’s proportional share in the net income (or loss) of each investee is recognized on an accrual basis, after eliminating any unrealized profits or losses from transactions with the investees in Non-operating income in the Consolidated Statements of Income.

k)	Goodwill and negative goodwill

Under Chilean GAAP, for acquisitions before January 1, 2004, goodwill arises from the excess of the purchase price of companies acquired over their net book value; negative goodwill arises when net book value of the acquired company exceeds the purchase price of companies acquired. Goodwill and negative goodwill also arise from the purchase of investments accounted for by the equity method. Effective January 1, 2004, Technical Bulletin 72 (TB 72) requires the determination of goodwill and negative goodwill to be determined based on the fair value of the acquired company.

Goodwill and negative goodwill are amortized over ten to twenty years considering the expected period of return of the investment. The Company evaluates the recoverability of goodwill on a periodic basis.

l)	Bonds

Bonds are recorded at face value plus accrued interest. The discount on, and expenses incurred, in the issuance of the bonds are included in Other current assets and Other assets in the Consolidated Balance Sheets and are amortized using the interest method of amortization over the term of the instruments.

m)	Income taxes and deferred income taxes

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletins Nos. 60, 68 and 69 of the Chilean Institute of Accountants and Circular No. 1,466 of the SVS. The effects of deferred income taxes at January 1, 2000 that were not previously recorded, were recognized, in accordance with the transitional period provided by Technical Bulletin No. 60, against a contra asset or liability account (“complementary accounts”) and were recorded to offset the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability relates. Deferred income taxes at January 1, 2000 are recognized in income beginning in 2001 as the temporary differences are reversed.

Deferred income tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax asset to an amount that is more likely than not to be realized.

n)	Revenue recognition

Revenues are recorded at the time of shipment of products to the customer. The following criteria must be met in order to recognize revenue: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the price to the buyer is fixed or determinable; and (4) collection is reasonably assured. Revenues which the Company has billed and collected in advance are deferred until the related products are shipped and the criteria above have been met.

o)	Employee vacations

The cost of employee vacations is recognized as an expense on an accrual basis as the vacations are earned by employees and are included in Accrued liabilities in the Consolidated Balance Sheets.

p)	Cash and cash equivalents

The Company considers all short-term highly-liquid investment securities purchased with original maturities of three months or less to be cash equivalents for purposes of the Consolidated Statement of Cash Flows.

Cash flow from operating activities includes all cash flows related to primary operating activities of the Company and include interest paid, interest income and, in general, all cash flows that are not defined as investment or financing activities. The concept of operations used in this statement is broader than that used in the Consolidated Statement of Income.

The balances of cash and cash equivalents were as follows:

	At September 30,
	2003	2004
	(unaudited)
	ThUS$	ThUS$
Cash	19,342	10,353
Time deposits and money market funds	—	9,305
Securities purchased under resale agreements (included in other current assets)	—	1,031

Total	19,342	20,689

q)	Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the expected undiscounted cash flows from such asset are separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals.

r)	Derivative contracts

The Company enters into hedging contracts including interest rate swap agreements and forward exchange contracts. The contracts are accounted for in accordance with Technical Bulletin No. 57, “Accounting for Derivative Contracts”. (“TB 57”) of the Chilean Institute of Accountants. Under TB 57 all derivative financial instruments are recognized on the Consolidated Balance Sheets at their fair value. Derivative instruments are accounted for as follows:

Hedges of forecasted transactions:

The derivative instrument is stated at its fair value on the Consolidated Balance Sheets and any change in the fair value is recognized on the balance sheet as an unrealized gain or loss in Other current liabilities or in Other assets. When the contract is settled, the unrealized gain or loss on the instrument is recognized in earnings in Non-operating income in the Consolidated Statements of Income.

Firm commitments hedging contracts (Hedges of “existing items”):

The hedged item and derivative instrument are measured at fair value on the balance sheet. Unrealized gains and losses are recorded in earnings in Non-operating income in the Consolidated Statements of Income if the net effect is a loss and deferred and recognized when the contract is settled if it is a gain. The unrecognized gains associated with the derivative instrument are included in Other current liabilities in the Consolidated Balance Sheets.

One of the qualifying criteria for hedge accounting is that the hedging relationship between the hedging instrument and the hedged item must be highly effective in achieving the offset of changes in those fair values or cash flows that are attributable to the hedged risk, both at the inception of the hedge and on an ongoing basis. If, at any point, the prospective consideration indicates that the hedging instrument is not expected to be highly effective in the future, hedge accounting is discontinued from that point forward.

The impact of the Company’s hedging activities included in Non-operating expenses for the nine-month periods ended September 30, 2003 and 2004 totaled ThUS$ 678 and ThUS$ 263, respectively. The unrealized losses included in Other assets as of September 30, 2003 and 2004 totaled ThUS$ 989 and ThUS$ 393, respectively.

s)	Research and development expenses

Research and development expenses are charged to income in the year in which they occur. The Company has not incurred significant research and development expenses during the nine-month periods ended September 30, 2003 and 2004.

t)	Reclassifications

Certain September 30, 2003 amounts in the accompanying financial statements have been reclassified to conform to the September 30, 2004 presentation. The reclassifications had no material effect on the previously reported presentation of assets and liabilities, previously reported net income, cash flows or shareholders’ equity.

NOTE 3 - ACCOUNTS RECEIVABLE

Accounts receivable include the following:

	Accounts receivable aging		At September 30, 2003
	1-90 days	91-360 days
			(unaudited)
	ThUS$	ThUS$	ThUS$
Trade accounts receivable	52,467	3,248	55,715
Notes receivable	5,972	1,834	7,806
Other accounts receivable	6,340	198	6,538
Less: Allowances for doubtful accounts			(3,221)

Total			66,838

	Accounts receivable aging
	1-90 days	91-360 days	At September 30, 2004
	ThUS$	ThUS$	ThUS$
Trades accounts receivable	75,980	6,079	82,059
Notes receivable	7,297	1,451	8,748
Other accounts receivable	3,535	5,369	8,904
Less: Allowances for doubtful accounts			(5,372)

Total			94,339

NOTE 4 -INVENTORIES

Inventories include the following:

	At September 30,
	2003	2004
	(unaudited)
	ThUS$	ThUS$
Finished goods	44,436	54,288
Raw materials	12,600	12,590
Other materials	6,085	5,573
Spare parts	8,839	7,291
Forests and plantations in the process of exploitation	6,944	3,926
Reserve for obsolescence	(842)	(769)

Total	78,062	82,899

NOTE 5 - OTHER CURRENT ASSETS

Other current assets include the following:

	At September 30,
	2003	2004
	(unaudited)
	ThUS$	ThUS$
Deposits	31,987	—
Deferred income taxes (Note 14 c)	837	—
Securities purchased pursuant to resale agreements	—	1,031
Fair value of swap contracts	—	393
Prepaid expenses	1,492	3,659

Total	34,316	5,083

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT (NET)

a)	Property, plant and equipment include the following:

	At September 30,
	2003	2004
	(unaudited)
	ThUS$	ThUS$
Land	64,770	65,797
Plants, buildings and other installations	106,099	105,192
Machinery and equipment	488,267	488,573
Timber resources	113,645	133,046
Construction in progress	13,996	11,759
Other fixed assets:
Furniture, fixtures and other	10,696	10,799
Spare parts	8,069	11,218
Assets under leasing contracts	1,761	1,695
Software	5,235	5,315
Other	1,427	4,199

	813,965	837,593
Accumulated depreciation	(184,273)	(206,434)

Property, plant and equipment (net)	629,692	631,159

b)	As stated in Note 2 i), Tornagaleones and its subsidiary Forestal Argentina S.A. capitalized interest related to plantation financing in property, plant and equipment. Tornagaleones capitalized interest under this concept totaling ThUS$ 398 and expensed interest ThUS$535 for the nine-month periods ended September 30, 2003 and 2004, respectively. Masisa do Brasil Ltda. capitalized interest related to plantation financing included in property, plant and equipment totaling ThUS$1,834 and ThUS$1,728 for the nine-month periods ended September 30, 2003 and 2004, respectively.

Tornagaleones has outstanding debt in US dollars. As a result of this, Tornagaleones incurred an exchange loss of ThUS$ 54 in 2003 and of ThUS$ 172 in 2004 associated with this debt. As permitted under Chilean GAAP, this exchange gain and loss was netted against capitalized interest.

c)	As described in Note 2 i), Masisa do Brasil Ltda., Tornagaleones and its subsidiary Forestal Argentina S.A. have revalued their forests and plantations at year end based on technical appraisals. The accumulated adjustment in value amounted to ThUS$ 31,167 in 2003 and ThUS$ 37,172 in 2004 and is included in Timber resources. The Company has recognized it proportionate share in Forest reserves in Shareholders’ Equity and the balance is included in Minority interest on the Consolidated Balance Sheets.

d)	In 2004, the Company recorded an impairment for one of its particle board lines in the amount of ThUS$ 2,998 which is included in the Consolidated Statement of Income under Non-operating operating expenses (see Note 21).

NOTE 7 - INVESTMENTS IN UNCONSOLIDATED AFFILIATES

The Company’s investments in unconsolidated affiliates totaled ThUS$ 9 and ThUS$ 54 at September 30, 2003 and 2004, respectively. The Company’s proportional share in the net or loss of unconsolidated affiliates totaled a loss of ThUS$ 4 and a loss of ThUS$ 89 for the nine-month periods ended September 30, 2003 and 2004, respectively.

As of September 30, 2003 and 2004, the Company has recorded a provision for investments in unconsolidated affiliates with negative equity at period-end totaling ThUS$ 71 at September 31, 2003 and ThUS$ 671 at September 30, 2004, which is included in Other long-term liabilities (see Note 16).

NOTE 8 - GOODWILL AND NEGATIVE GOODWILL, NET

Goodwill and negative goodwill, net of accumulated amortization, were as follows:

	At December 31,
	2003	2004
	(unaudited)
	ThUS$	ThUS$
Masisa Cabrero S.A. (1)	1,296	1,356
Forestal Tornagaleones S.A. (2)	(2,066)	(1,779)

Total	(770)	(423)

(1)	During 2000, the Company purchased a 92.61% interest in its subsidiary Masisa Cabrero S.A. from Forestal Terranova S.A. and Fibras del Noreste S.A. for ThUS$ 43,469, which resulted in goodwill of ThUS$ 1,753. The goodwill is being amortized over twenty years.

(2)	On June 27, 2002, the Company made a capital investment of ThUS$ 7,372 in its subsidiary Forestal Tornagaleones S.A., which increased its ownership by 6.45%. This investment resulted in negative goodwill of ThUS$ 2,012. This negative goodwill is being amortized to income over twenty years.

Goodwill amortization, net totaled ThUS$132 and ThUS$11 for the nine-month periods ended September 30, 2003 and 2004 respectively.

NOTE 9 - OTHER ASSETS

Other assets include the following:

	At September 30,
	2003	2004
	(unaudited)
	ThUS$	ThUS$
Assets for disposal	120	165
Recoverable taxes (See Note 14 b)	3,155	630
Bond issuance costs	—	4,863
Other	923	913

Total	4,198	6,571

NOTE 10 - SHORT-TERM BANK BORROWINGS

Short-term bank borrowings maturing in one year or less include the following:

	Foreign Currency in 2004	Interest rate at September 30, 2004	At September 30,
			2003	2004
			(unaudited)
		%	ThUS$	ThUS$
Banco de Chile	US$	—	9,089	—
Banco de Crédito e Inversiones	US$	—	6,094	—
BankBoston N.A.	US$	—	4,014	—
BankBoston	US$	—	7,521	—
ABN AMRO Bank	US$	—	5,061	—
Banco BICE	US$	—	4,069	—
ABN AMRO Bank	US$	—	118	—
ABN AMRO Bank	UF	—	3,426	—
Banco de Crédito e Inversiones	UF	—	756	—
HSBC Bank Chile	US$	—	3,658	—
Bancoestado	US$	—	3,026	—
CorpBanca	US$	—	5,049	—
Banco Del Desarrollo	US$	3.59	—	1,515
Rabobank Curacao NV	US$	—	5,052	—
Banco de Chile	U.F.	—	2,934	—
Banco Bradesco - ACC	US$	2.05	—	34
Banco Alfa - ACC	US$	2.00	—	14

Total			59,867	1,563

During the nine-month period ended September 30, 2004, the average annual interest rate was 3.1% (2.3% during the nine-month period ended September 30, 2003). Accrued interest totaling ThUS$ 340 and ThUS$ 10 at September 30, 2003 and 2004, respectively, is included in the outstanding balances.

At September 30, 2004, the Company had ThUS$ 137,520 of short-term lines of credit, of which ThUS$ 136,020 were unused and available for borrowing on an unsecured basis.

NOTE 11 – LONG-TERM BORROWINGS

Long-term bank borrowings include the following:

	Foreign Currency in 2004	Interest rate	Interest rate at September 30,	At September 30,
			2004	2003	2004
				(unaudited)
			%	ThUS$	ThUS$
BankBoston (1)	Pa$	Fixed rate	2.475	126	41
BankBoston N.A. (2)	US$	Fixed rate	—	341	—
Rabobank Ireland PLC (3)	US$	Fixed rate	—	31,995	—
Dresdner Bank Lateinamerika (4)	US$	Libor+1.90	3.3310	6,050	5,053
Banco de Credito e Inversiones (5)	UF	Fixed rate	6.9000	3,749	2,184
Banco de Credito e Inversiones	UF	Fixed rate	6.4000	2,849	1,445
Raboinvestments Chile S.A (6)	US$	Libor+1.875	3.1770	14,710	13,693
Security Bank (7)	US$	Libor+1.50	3.2510	2,808	1,873
Citibank N.A (8)	US$	Fixed rate	5.2000	58,916	658
Comerica Bank (9)	US$	Libor+1.35	2.6300	15,181	13,010
Banco de Chile NY (10)	US$	Libor+1.25	2.4750	15,181	12,875
The Bank of Nova Scotia (11)	US$	Libor+1.15	2.5220	25,122	25,134
Rabobank Nederland (12)	US$	Libor +spread	2.6300	—	12,640
Banco de Credito e Inversiones (13)	US$	Libor +1.44	2.9400	—	12,634

Total				177,028	101,240
Less: Current portion				(57,965)	(17,880)

Long-term portion				119,063	83,360

(1)	This loan is repayable in monthly installments of principal and interest.

(2)	The balance of this loan was repaid during 2004.

(3)	This loan was prepaid during March 2004.

(4)	This loan is repayable in six semi-annual installments, starting on January 2005. Interest is paid semi-annually.

(5)	The outstanding balance of this loan as of September 30, 2004 is repayable in three semi-annual installments, starting on February 2005, with interest payments semi-annually.

(6)	The outstanding balance of this loan as of September 30, 2004 is repayable in six semi-annual installments starting on April 2005, with interest payments semi-annually.

(7)	The outstanding balance of this loan as of September 30, 2004 is repayable in four semi-annual installments, commencing March 2005, with interest payments to be made semi-annually.

(8)	This loan is repayable in semi-annual installments of principal and interest.

(9)	This loan is repayable in five semi-annual installments, commencing April 2005, with interest payments to be made semi-annually.

(10)	This loan is repayable in six semi-annual installments, commencing April 2005, with interest payments to be made semi-annually.

(11)	The Company entered into this loan in January, 2003. This loan is repayable in six semi-annual installments, commencing July 2005, with interest payments to be made semi-annually.

(12)	The Company entered into this loan in May, 2004. This loan is repayable in ten semi-annual installments, commencing November 2005, with interest payments to be made semi-annually.

(13)	The Company entered into this loan in May, 2004. This loan is repayable in ten semi-annual installments, commencing May 2005, with interest payments to be made semi-annually.

Includes ThUS$1,871 and ThUS$976 corresponding to accrued interest at September 30, 2003 and 2004, respectively.

Scheduled payments of the long-term portion of long-term bank borrowings at September 30, 2004 are as follows:

Amounts payable during the years ending September 30,	ThUS$
2006	30,175
2007	27,085
2008	16,100
2009	5,000
2010	5,000

Total	83,360

NOTE 12 – OTHER LONG-TERM BORROWINGS

Other long-term borrowings include the following:

	At September 30,
	2003	2004
	(unaudited)
	ThUS$	ThUS$
Bonds payable	—	91,773
Promissory notes (8.06% per annum due in 2008)	46,400	37,182
Leases payable	305	130

Total	46,705	129,085

Less: Current portion	(10,705)	(11,684)

Long-term portion	36,000	117,401

Bonds

In December 2003, the Company issued ThUS$ 91,453 of fixed rate bonds in the Chilean market. Series A bonds of ThUS$ 71,394 mature in seven years and pay interest at 5.0%. Series B bonds of ThUS$ 20,059 mature in twenty one years and pay interest at 6.25%. Interest is payable on both Series A and B bonds on June 15th and December 15th of each year with the first payment due on June 15, 2004.

As stipulated in the contract, the proceeds of the bond issuance were used to prepay short and long term bank borrowings.

Scheduled maturities of the long-term portion of long-term borrowings at September 30, 2004 are as follows:

Amounts payable during the years ending September 30,	ThUS$
2006	16,058
2007	23,116
2008	23,116
2009	14,116
2010	40,995

Total	117,401

NOTE 13 - COVENANTS

Certain of the Company’s borrowing agreements include restrictive covenants. The more restrictive covenants include the following:

Masisa S.A.

The bonds issued in 2003 contain covenants establishing certain obligations for the Company and its subsidiaries, including the following: maintenance of insurance on the principal assets of the Company in accordance with the industry’s standards; issuance of quarterly and annual financial statements to the representative of the bondholders, both individual and consolidated, abiding by the standards applicable to public corporations; the obligation to provide copies of risk rating reports; the obligation to update the accounting books of the Company and its subsidiaries; the obligation to perform transactions with subsidiaries under market conditions; the prohibition of providing financing to any entity of the business group, other than the issuer or any of its subsidiaries or investees; and the requirement to maintain a quarterly leverage ratio (defined as the ratio between current liabilities and equity based on the consolidated financial statements) not higher than 0.9 times. As of September 30, 2004, the Company was in compliance with all covenants.

The Bank of Nova Scotia

In connection with the loan of US$ 25 million granted by The Bank of Nova Scotia, in which Scotiabank Sud Americano acted as an agent, the Company and/or its subsidiaries are obligated to the following covenants: maintaining a leverage ratio (defined as the ratio of consolidated net liabilities to consolidated tangible net worth) not higher than 1; maintaining a coverage over financial expenses not lower than 3; maintaining a consolidated equity not lower then ThUS$ 345 million at September 30, 2004; the Company can not sell, transfer, dispose of, promise to sell or dispose of its current stake in the ownership of its subsidiaries, with the exceptions set forth in the contract; the Company can not pledge assets that are essential for the normal operation of the business, except in the conditions provided for in the contract; the Company can not grant loans to its shareholders for operations outside the regular course of business. As of September 30, 2004, the Company is in compliance with all covenants.

Comerica Bank

The Company has the following covenants associated with its loan of US$ 15 million granted by Comerica Bank. Covenants include: maintenance of insurance on the principal assets in accordance with industry standards; updating accounting records of the Parent company and its subsidiaries; compliance with current laws and regulations; compliance with the payment of every obligation derived from debt contracts; maintenance of the Company’s line of business; prohibition of issuing certain guarantees on its assets, except for those existing upon signature of the agreement and other such as chattel mortgage on new assets purchased in the Company’s ordinary line of business; performance of transactions with the subsidiaries under market conditions; prohibition of merging of the Company with any other company, or liquidating or dissolving it, and selling or renting its assets, property or businesses, except in the terms agreed upon in the contract; limitation to the debt contracted and loans granted in conformity with the conditions stated in the agreement; maintenance of a consolidated equity not lower than ThUS$ 345 million at September 30, 2004; maintenance of an interest coverage ratio (defined as operating cash flow over net financial expenses) of at least 3; and maintenance of a leverage ratio (defined as the ratio of consolidated net liabilities to consolidated tangible net worth) not higher than 1. As of September 30, 2004, the Company was in compliance with all covenants.

Banco de Chile

The Company has the following covenants associated with its credit line for US$ 15 million granted by Banco de Chile. Convenants include: maintenance of a leverage ratio (defined as the ratio of consolidated net liabilities to consolidated tangible net worth) not higher than 1; maintenance of a coverage ratio against financial expenses of at least 3; maintenance of a consolidated equity of at least ThUS$ 345 at September 30, 2004; and the prohibition of selling, transferring, pledging to sell or disposing of, in any way or manner, its present equity investment in the property of its subsidiaries except in the terms agreed upon in the contract. As of September 30, 2004 the Company was in compliance with all covenants.

Dresdner Bank L.A. - Forestal Argentina S.A.

In accordance with loans contracted by this subsidiary, the company is obligated to comply with certain covenants that are derived from the financial statements of this subsidiary issued in accordance with accounting principles generally accepted in Argentina.

These covenants include the maintenance of:

•	A ratio of earnings before interest, taxes, depreciation and amortization (EBITDA) to financial expenses equal to or higher than 1.8 times;

•	Debt leverage lower or equal to 0.50; and

•	Net equity of at least US$ 50 million.

Non-compliance with any of the above obligations can require the immediate payment of the quantities owed, as if they had matured and were currently collectable.

On March 18, 2004, Masisa became the guarantor of this loan. As guarantor, the above covenants are derived from the Company’s financial statements and not Forestal Argentina S.A.

As of September 30, 2004, Masisa is in compliance with the covenants.

Promissory Notes from Private Placement

In connection with notes issued in a private placement in the United States during 1996, Masisa and its subsidiaries, Masisa Overseas Ltd. and Masisa Argentina S.A., are contractually committed to maintain certain covenants, which are summarized as follows:

•	Compliance with all laws

•	Maintenance of insurance on properties and businesses

•	Maintenance of properties in good repair, working order and condition

•	Payment of taxes and claims

•	Maintenance of financial covenants as follows:

a)	The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to the sum of (a) ThCh$ 144,066 (ThUS$ 236,601 at September 30, 2004) and (b) an amount equal to 40% of the cumulative amount of Recurring Net Income (defined as net income less extraordinary or non-recurring gains) of the Company for each fiscal year commencing after September 30, 1996 (as shown on the consolidated financial statements).

b)	The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.

c)	The Company will not at any time permit the Interest Charges Coverage Ratio (the ratio of consolidated income plus interest expense and income taxes to interest expense) to be less than 1.5 to 1.

•	Ownership obligations

a)	The Parent Company will at all times own 100% of the outstanding equity securities of Masisa Overseas Ltd.

b)	The Parent Company will at all times own at least 66 2/3% of the outstanding voting securities of Masisa Argentina S.A.

As of September 30, 2004, the Company was in compliance with all covenants.

NOTE 14 - INCOME TAXES

a)	The income tax provisions in the Consolidated Statements of Income were as follows:

	At September 30,
	2003	2004
	(unaudited)
	ThUS$	ThUS$
Current year provision for income tax	1,943	2,758
Deferred income taxes	(684)	1,242
Adjustments of income taxes of prior periods	64	(38)

Total provision	1,323	3,962

b)	Recoverable and taxes payable were as follows:

	At September 30,
	2003	2004
	(unaudited)
	ThUS$	ThUS$
Provisional monthly income tax prepayments	3,203	6,276
Income tax provision	(1,943)	(2,758)
Value-added taxes recoverable	10,454	6,622
Value-added taxes payable	(6,681)	(11,960)
Others	87	118

Total	5,120	(1,702)

Recoverable and taxes payable as outlined above are classified in the Consolidated Balance Sheets as follows:

	ThUS$	ThUS$
Recoverable tax	8,646	9,628
Tax recoverable long-term included in long-term Other Assets	3,155	630
Tax payable long-term included in Other long-term liabilities	(6,681)	(11,960)

Total	5,120	(1,702)

c)	Deferred income taxes

At September 30, 2003 and 2004, the accumulated balances from deferred taxes originating from temporary differences were as follows:

	At September 30, 2003		At September 30, 2004
Assets	Short-term	Long-term	Short-term	Long-term
	(unaudited)	(unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$
Allowance for doubtful accounts	643	274	644	340
Leasing obligations	—	85	—	33
Tax loss carry-forwards	1,115	17,149	329	26,685
Other provisions	744	1,322	594	1,846

Total	2,502	18,830	1,567	28,904
Less: Complementary liability account	(28)	(942)	(29)	(110)
Valuation allowance	—	(9,451)	—	(12,731)

Net assets	2,474	8,437	1,538	16,063

	At September 30, 2003		At September 30, 2004
Assets	Short-term	Long-term	Short-term	Long-term
	(unaudited)	(unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities
Overhead costs in inventories	(932)	(3,552)	(989)	(2,901)
Forest reserve	(89)	(4,496)	(77)	(9,224)
Depreciation of property, plant and equipment	(735)	(18,457)	(826)	(25,131)

Total	(1,756)	(26,505)	(1,892)	(37,256)
Less: Complementary asset account	119	10,000	76	8,844

Net liability	(1,637)	(16,505)	(1,816)	(28,412)

Total net deferred income tax asset (liability)	837	(8,068)	(278)	(12,349)

NOTE 15 - ACCRUED LIABILITIES

Accrued liabilities include the following:

	At September 30,
	2003	2004
	(unaudited)
	ThUS$	ThUS$
Accrued vacations	1,333	1,714
Accrued commissions	1,268	1,554
Accrued expenses on invoices not received	580	1,135
Provision for bonuses	186	719
Other provisions	1,112	1,545

Total	4,479	6,667

NOTE 16 - OTHER LONG-TERM LIABILITIES

Other long-term liabilities include the following:

	At September 30,
	2003	2004
	(unaudited)
	ThUS$	ThUS$
Taxes payable (See Note 14 b)	6,681	11,960
Forest subsidy	3,041	3,064
Other liabilities	210	38
Deficit in investments accounted for under the equity method	71	671

Total	10,003	15,733

NOTE 17 - SHAREHOLDERS’ EQUITY

a)	Changes in capital and reserve accounts during the nine-month periods ended September 30, 2003 (unaudited) and 2004 were as follows:

			Reserves			Retained earnings
	Number of shares issued	Common stock	Forestry reserve	Accumulated deficit during development period	Cumulative translation adjustment	Reserve for future dividends	Accumulated earnings	Income for the year	Total
									(unaudited)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Balances at December 31, 2002	928,514,743	237,022	15,803	—	32,188	117,157	18,568	14,579	435,317
Allocation of 2002 net income	—	—	—	—	—	14,854	(275)	(14,579)	—
Payment of dividends of US$0.00476 per share	—	—	—	—	—	(4,421)	—	—	(4,421)
Increase in forestry reserve due to appraisal	—	—	1,933	—	—	—	—	—	1,933
Cumulative translation adjustment	—	—	—	—	8,870	—	—	—	8,870
Net income for the period	—	—	—	—	—	—	—	5,512	5,512

Balances at September 30, 2003	928,514,743	237,022	17,736	—	41,058	127,590	18,293	5,512	447,211

Balances at December 31, 2003	928,514,743	237,022	18,927	—	40,779	127,315	18,567	9,613	452,223
Allocation of 2003 net income	—	—	—	—	—	9,613	—	(9,613)	—
Payment of dividends of US$0.004141098 per share	—	—	—	—	—	(3,846)	—	—	(3,846)
Increase in forestry reserve due to appraisal	—	—	1,683	—	—	—	—	—	1,683
Cumulative translation adjustment	—	—	—	—	(295)	—	—	—	(295)
Net income for the period	—	—	—	—	—	—	—	33,291	33,291

Balances at September 30, 2004	928,514,743	237,022	20,610	—	40,484	133,082	18,567	33,291	483,056

b)	Principal shareholders

At September 30, 2004, Masisa was controlled by Terranova S.A., which owns 52.4% of the shares issued and outstanding.

c)	Dividends

At the Annual General Meeting held on April 21, 2004, the shareholders approved a final dividend on 2003 net income of US$ 0.00414 per share, for an aggregate amount of ThUS$ 3,845.

At the Annual General Meeting held on April 30, 2003, the shareholders approved a final dividend on 2002 net income of US$ 0.00476 per share, for an aggregate amount of ThUS$ 4,421. The shareholders also agreed to a minimum dividend policy ranging from 30% to 50% of net income.

d)	Forestry reserve

The forestry reserve represents amounts recorded by the Company’s subsidiaries Tornagaleones and Masisa do Brasil Ltda. for the accounting policy regarding this reserve.

e)	Cumulative translation adjustment

In accordance with Technical Bulletin No. 64 this account corresponds to the period-end US dollar exchange difference (net of Chilean inflation) from investments that continue to maintain accounting records in currencies other than the US dollar as of September 30, 2004.

2004

	Beginning balance	Exchange gain (loss) attributable to		Balance at September 30, 2004
Company		Investment	Liabilities
	ThUS$	ThUS$	ThUS$	ThUS$
Masisa Argentina S.A.	26,068	—	—	26,068
Forestal Argentina S.A.	345	—	—	345
Maderas y Sintéticos de Mexico S.A. de C.V.	190	—	—	190
Masisa Partes y Piezas Ltda.	(23)	—	—	(23)
Forestal Tornagaleones S.A.	11,363	(295)	—	11,068
Masisa do Brasil Ltda.	2,741	—	—	2,741
Masisa Cabrero S.A.	95	—	—	95

Total	40,779	(295)	—	40,484

2003 (unaudited)

	Beginning balance	Exchange gain (loss) attributable to		Balance at September 30, 2003
Company		Investment	Liabilities
				(unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$
Masisa Argentina S.A.	26,068	—	—	26,068
Forestal Argentina S.A.	3,094	—	—	3,094
Maderas y Sintéticos de Mexico S.A. de C.V.	190	—	—	190
Masisa Partes y Piezas Ltda.	—	(10)	—	(10)
Forestal Tornagaleones S.A.	—	8,880	—	8,880
Masisa do Brasil Ltda.	2,741	—	—	2,741
Masisa Cabrero S.A.	95	—	—	95

Total	32,188	8,870	—	41,058

f)	Tax credits on declared dividends

Retained earnings at September 30, 2004 have the following tax credits available to shareholders when distributed:

Earnings of the year	Amount	Tax credit available on distribution
	ThUS$	%
2004	14,303	17.0
2003	11,972	16.5
2002	38,942	16.0
2002	2,324	15.0
2001	4,512	15.0
2000	4,207	15.0

Under Chilean tax laws, distributions must be made on a first-in first-out basis.

NOTE 18 - COMMITMENTS AND CONTINGENCIES

a)	Guarantees

On October 15, 1999, Forestal Tornagaleones entered into a loan agreement with Raboinvestments Chile S.A. for ThUS$ 13,693 million. Under terms of the agreement the company collateralized the loan with plantations and land for the term of the loan that expires in 3 years. The book value of the plantations is ThUS$ 17,478 and the book value of the land is ThUS$ 4,758 as of September 30, 2004.

At September 30, 2004, the Company has received guarantees, including pledges, mortgages, endorsements of loan insurance policies, special mandates and surety bonds to guarantee repayment to clients and fulfillment of obligations related to the Company’s business activities amounting to ThUS$4,778 (ThUS$7,583 in 2003).

Forestal Tornagaleones has received guarantees to secure repayment to clients and fulfillment of obligations related to the Company’s business activities amounting to ThUS$ 113 in 2004 (ThUS$ 705 in 2003).

b)	Lawsuits

The Company is involved in legal proceedings, claims and litigation arising in the ordinary course of business. In the opinion of management, these matters will not materially affect the Company’s consolidated financial position, operating results or cash flows when resolved in a future period.

As of September 30, 2004, there is an outstanding complaint amounting to ThUS$ 663 for damages to property caused in opinion of the complaining party by Forestal Tornagaleones On September 22, 2003, an appealable judgement was issued against the Company, which limited the scope of the claimed damages to ThCh$ 60,000, but did not fix the amount payable. Such judgement was appealed by the Company. On January 9, 2004, the Court of Appeals of Valdivia accepted the appeal, by annulling the judgement and refusing to accept the complaint filed against the Company in all its parts, including legal costs. Given the judgment pronounced by the Court of Appeals of Valdivia, the Company believes that the likelihood of success for the complainant is minimal.

On May 30, 2002, the Chilean Internal Revenue Service issued a tax assessment amounting to ThCh$ 406,545 (ThUS$ 729 at September 31, 2004) for alleged differences in the determination of income taxes by Inversiones Coronel Limitada. The Company has made no provision for this assessment as management believes it will prevail in this case.

NOTE 19 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Notes and accounts receivable from related companies at each period end included the following:

		At September 30,
Name	Relationship	2003	2004
		(unaudited)
		ThUS$	ThUS$
Short-term
Forestal Terranova México	Shareholders in common	147	—
Terranova S.A.	Principal shareholder	41	—
Fibranova C.V.	Shareholders in common	—	64
Terranova Colombia	Shareholders in common	574	231
Terranova Costa Rica	Shareholders in common	24	—
Masnova S.A. de C.V	Equity investment	1,322	1,320
Forestal Río Calle Calle S.A.	Equity investment	—	126
Amanco Costa Rica S.A.	Directors in common	98	397
Amanco El Salvador	Directors in common	10	168
Terranova Forest Products, INC	Directors in common	121	2,883
Amanco Guatemala S.A.	Directors in common	129	117
Other		36	75

Total		2,502	5,381

		At September 30,
Name	Relationship	2003	2004
		(unaudited)
		ThUS$	ThUS$
Long-term
Forestal Río Calle Calle S.A.	Equity investment	3,297	597

Outstanding notes and accounts payable balances to related companies at the end of each period included the following:

		At September 30,
Name	Relationship	2003	2004
		(unaudited)
		ThUS$	ThUS$
Forestal Río Calle Calle S.A.	Equity investment	29	—
Terranova S.A.	Principal shareholder	334	185
Fibranova C.V	Shareholders in common	1,677	—
Terranova Brasil Ltda.	Shareholders in common	40	42
Forestal Terranova Mexico S.A.	Shareholders in common	—	3,866
Hondilut S.A. (Amanco Honduras)	Directors in common	—	7
Nicalit S.A. (Amanco Nicaragua)	Directors in common	—	—

Total		2,080	4,100

Significant transactions with related parties included the following:

		Nine-months ended September 30,
Name	Relationship	2003	2004	Transaction
		(unaudited)
		ThUS$	ThUS$
Forestal Río Calle Calle S.A.	Equity investment	—	47	Interest
		—	157	Services
Terranova S.A.	Principal shareholder	—	10	Sales
		1,267	1,134	Purchases
		196	443	Services
Forestal Terranova Mexico de C.V.	Shareholders in common	725	1,042	Services
		—	7,332	Purchases
Masnova de México S.A.	Equity investment	—	2,141	Sales
Terranova Costa Rica S.A.	Shareholders in common	186	—	Sales
Terranova Colombia S.A.	Shareholders in common	732	231	Sales
Fibranova C.V.	Shareholders in common	278	—	Services
		4,194	—	Purchases
		—	2,056	Sales
Terranova Forest Products, INC	Directors in common	178	3,450	Sales
Forestal Terranova de Guatemala S.A.	Shareholders in common	—	44	Sales
Amanco Costa Rica S.A.	Directors in common	98	446	Sales
Amanco El Salvador S.A.	Directors in common	292	10	Sales
Amanco Guatemala S.A.	Directors in common	209	373	Sales
Hondilut S.A. (Amanco Honduras)	Directors in common	143	141	Sales
Nicalit S.A. (Amanco Nicaragua)	Directors in common	80	77	Sales
Forestal Terranova de Brasil	Shareholders in common	541	—	Purchases

NOTE 20 - NON-OPERATING INCOME

Non-operating income during each period includes the following:

	Nine months ended September 30,
	2003	2004
	(unaudited)
	ThUS$	ThUS$
Gain on sales of property, plant and equipment	324	1,981
Gain on sales of investments	44	—
Interest and other financial income	2,273	1,413
Amortization of negative goodwill	82	75
Other	735	640

Total	3,458	4,109

NOTE 21 - NON-OPERATING EXPENSES

Non-operating expenses during each period includes the following:

	Nine months ended September 30,
	2003	2004
	(unaudited)
	ThUS$	ThUS$
Interest expense	(10,961)	(11,887)
Write-down of other assets to fair value	—	(2,998)
Equity in losses of unconsolidated affiliates (See Note 7)	(89)	(4)
Amortization of goodwill	(214)	(64)
Donations	(51)	(26)
Provision for doubtful accounts	—	(2,762)
Depreciation of equipment temporarily out of service	(1,037)	(417)
Other	(66)	(924)

Total	(12,418)	(19,082)

NOTE 22 - SUBSEQUENT EVENTS

On October 5, 2004, the Company entered into two foreign currency forward contracts for a notional amount of US$ 60 million to hedge the foreign exchange exposure related to UF denominated bond debt. Additionally, on October 19, 2004, the Company entered into a foreign currency forward contract for US$ 20 million to hedge the foreign currency exchange exposure of Mexican peso denominated costs.

There have been no other subsequent accounting or financial events during the period from September 30, 2004 through the date on which these financial statements were prepared, November 3, 2004, which could significantly affect their interpretation.

NOTE 23 - DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Accounting principles generally accepted in Chile (“Chilean GAAP”) vary in certain important respects from the accounting principles generally accepted in the United States of America. Such differences involve certain methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by generally accepted accounting principles in the United States of America (“US GAAP”).

1	Differences in measurement methods

The principal methods applied in the preparation of the accompanying financial statements which have resulted in amounts which differ from those that would have otherwise been determined under US GAAP are as follows:

a)	Reporting currency and inflation accounting

For the nine-month periods ended September 30, 2003 and 2004, the reporting currency for the Company is the US dollar. Prior to January 1, 2003, the Company reported its financial statements in Chilean Pesos. Effective January 1, 2003 and following the approval of the appropriate Chilean regulatory authorities, the Company changed its reporting currency to the US dollar in order to be consistent with it’s majority shareholders’ financial reporting currency and to facilitate it’s majority shareholders’ consolidation process for financial reporting purposes. The Company’s functional currency has not changed and remains the US dollar.

For the years prior to the 2003, the Company presented financial statements in Chilean pesos restated to reflect the full effects of the change in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method, described in Note 2 c), is based on a model which enables the calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of the local currency by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end, and allows direct utilization of replacement values for the restatement of inventories as an alternative to the price-level restatement of those assets, but only if the resulting variation is not material.

In accordance with Item 17 of Form 20-F for periods prior to December 31, 2003, the Company was not required to include an adjustment to eliminate price-level restatements in the reconciliation of net income and equity from Chilean GAAP to US GAAP as the Company prepared it’s financial statements in accordance with Chilean GAAP and the inflation-adjusted Chilean peso was the reporting currency.

As a result of changing its reporting currency to US dollars beginning January 1, 2003, the Company recast its prior year financial statements to US dollars in accordance with Chilean GAAP and therefore no longer qualified for the exemption described above associated with the US GAAP reconciliation.

Pursuant to Item 17 of Form 20-F and SEC regulations, a change in reporting currency from a price-level adjusted currency such as the Chilean peso to the US dollar requires the financial statements for all periods presented to be recast as if the US dollar had been used for all periods. Accordingly, for the reconciliation of net income and equity from Chilean GAAP to US GAAP, the Company has (1) eliminated all price-level adjustments; (2) remeasured all monetary assets and liabilities at current exchange rates; (3) remeasured non-monetary assets, liabilities and shareholders’ equity accounts based on historical exchange rates; and (4) remeasured revenues and expenses at the weighted-average of the exchange rates in the period.

Translation of the Company’s investment in Tornagaleones:

The Company’s subsidiary, Tornagaleones, maintains its accounting records in Chilean pesos. Commencing January 1, 2003 with the approval to report the Company’s financial statements in US dollars, in accordance with Chilean GAAP, the Company records a translation adjustment included in shareholders’ equity derived from the net difference between the value of its investment in its subsidiary resulting from the movement in the exchange rate between the Chilean peso and the US dollar, the Company’s functional currency (see Note 17 e).

Under US GAAP, subsidiaries which maintain their records in a currency other than its functional currency, must remeasure their financial statements into the functional currency before translating to the reporting currency. All monetary assets and liabilities are remeasured based on current exchange rates and all non-monetary assets and liabilities and shareholders’ equity are remeasured based on historical exchange rates. Revenues and expenses are remeasured at the weighted-average of the exchange rates in the period. All remeasurement effects are recorded as a component of net income.

In accordance with Chilean GAAP, for subsidiaries that maintain accounting records in Chilean pesos, monetary assets or liabilities denominated in US dollars are translated to Chilean pesos at year-end exchange rates and the corresponding adjustment is included in net income for the subsidiary. Pursuant to US GAAP, this adjustment is not required for monetary assets and liabilities denominated in US dollars as the Company’s functional currency is the US dollar.

The effects resulting from the above differences between the Chilean GAAP financial statement presentation and currency translation and the methods described above for US GAAP purposes are presented net of the corresponding tax effects as an adjustment to Chilean GAAP net income. The cumulative effect of these adjustments has been presented net of the corresponding tax effect as an adjustment to Chilean GAAP net equity. The adjustments are included in paragraph i) below.

b)	Income taxes

Under Chilean GAAP, effective January 1, 2000, the Company began applying Technical Bulletin No. 60 of the Chilean Institute of Accountants concerning deferred income taxes. Technical Bulletin No. 60 requires the recognition of deferred income taxes for all temporary differences, whether recurring or not, using an asset and liability approach. For US GAAP purposes, in prior years the Company applied Statement of Financial Accounting Standard (“SFAS”) No. 109, “Accounting for Income Taxes”, whereby income taxes are also recognized using substantially the same asset and liability approach. Deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities are based on enacted rates at the dates that the temporary differences are expected to reverse. The effect of changes in tax rates is included in income for the period that includes the enactment date.

After the year ended December 31, 1999, Chilean GAAP and US GAAP differ due to the recognition for US GAAP purposes of the reversal of deferred income taxes included in the US GAAP reconciliations in years prior to 2000.

Prior to the implementation of Technical Bulletin No. 60, no deferred income taxes were recorded under Chilean GAAP if the related timing differences were expected to be offset in the year that they were projected to reverse by new timing differences of a similar nature.

Furthermore, deferred income tax assets under both Chilean and US GAAP should be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax asset to an amount that is more likely than not to be realized.

The effect of providing for deferred income taxes for the differences between the amounts shown for assets and liabilities in the balance sheet and the tax basis of those assets and liabilities is included in paragraph 1 i) below and certain disclosures required under SFAS No. 109 are set forth in paragraph 2 b) below.

c)	Consolidation

As mentioned in Note 2 j), for Chilean GAAP purposes, investments in related companies are accounted for pursuant to the equity method when the company’s investment represents between 10% and 50% of the voting stock of the investee. For US GAAP purposes prior to February 1, 2003, investments in related companies required the use of the equity method of accounting for investments that give the investor the ability to exercise significant influence over operating and financial policies of the investee. For those companies which were determined to be controlled through the Company’s investment (generally, ownership of over 50% of the outstanding voting shares), US GAAP required consolidation. Subsequent to February 1, 2003, US GAAP requires the determination of whether an entity should be consolidated in accordance with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”).

For purposes of US GAAP, consolidation is required when there is an ability of an entity to direct the policies and management that guide the ongoing activities of another entity so as to increase its benefits and limit its losses from that other entity’s activities. Masnova de Mexico S.A. de C.V. is 50% owned by Masisa de Mexico S.A. de C.V. and 50% owned by a related party and the Company has the ability to control the entities’ operations. For Chilean GAAP purposes, however, Masnova de Mexico S.A. de C.V. is not consolidated.

The effects of not consolidating Masnova under Chilean GAAP are not material and accordingly are not included in the reconciliation of net income and net equity from Chilean GAAP to US GAAP. Masnova de Mexico S.A. de C.V.’s balance sheet at September 30, 2004, includes total assets of ThUS$ -, total liabilities of ThUS$ 1,342, and negative stockholders equity of ThUS$ 1,342. Masnova de México S.A. de C.V.’s has no material commitments or contingencies.

Relative to the Company’s investments in unconsolidated affiliates, there are no differences in the application of the equity method or consolidation between Chilean GAAP and US GAAP.

d)	Revaluation of timber resources

As mentioned in Note 2 i), certain timber assets are reported in the financial statements at amounts determined in accordance with a technical appraisal. Revaluation of property, plant and equipment is an accounting principle that is not generally accepted in the United States. The effects of the reversal of this revaluation for both investments in unconsolidated affiliates and consolidated subsidiaries are shown in the reconciliation of shareholder’s equity in paragraph 1 i) below. As previously indicated in Note 2 i), the revaluation of timber resources is not given effect in the Consolidated Statement of Income under Chilean GAAP and therefore no US GAAP adjustment is necessary.

e)	Capitalization of interest and other costs

Under Chilean GAAP, the capitalization of interest costs is optional. As described in Note 2 i), the Company capitalizes financing costs on long-term investment projects in a manner consistent with US GAAP.

Under Chilean GAAP, foreign exchange gains and losses associated with foreign-currency denominated debt, which qualifies for interest capitalization, can be netted against the corresponding capitalized interest. Under US GAAP, only the interest on the qualifying debt related to investment projects is capitalized and foreign currency gains and losses on foreign-currency denominated debt is recorded in income as a non-operating gain or loss.

Tornagaleones, which is 60.4% owned by the Company and consolidated, capitalized interest costs incurred in connection with the development of its forests. Under US GAAP, interest costs incurred to finance the development of forests are not normally capitalized.

The adjustments for the reversal of capitalizing interest costs incurred in connection with the development of forests and the netting of foreign-currency gains and losses against interest capitalized pursuant to Chilean GAAP is shown in the reconciliations of net income and shareholder’s equity in paragraph 1 i) below.

f)	Business combinations and goodwill

Under US GAAP, the purchase method is used for all business combinations. The acquired company’s assets and liabilities are adjusted to give effect to the purchase price paid by the acquiring company. If, after the assets, including intangibles, and liabilities of the acquired company have been adjusted to their fair value, at the acquisition date, the purchase price exceeds the amount of such fair value, the excess is recorded as goodwill. SFAS No. 141, “Business Combinations”, establishes specific criteria for the recognition of intangible assets separately from goodwill and it requires unallocated negative goodwill to be allocated pro rata to the acquired assets or written off immediately as an extraordinary gain. Goodwill and certain specifically identified intangibles are assigned an indefinite useful life. Accordingly, no goodwill amortization expense is recorded for US GAAP purposes. Goodwill and indefinite life intangibles are subject to annual impairment tests based on the fair value method.

Under Chilean GAAP, the excess of cost over the net book value of a purchased company is recorded as goodwill (the book value purchase method), which is then amortized to income over a maximum period of twenty years. Amortization of goodwill may be accelerated if the acquired company generates sufficient income to absorb the additional amortization in any given year. The excess of net book value over the cost of an investment is considered to be negative goodwill under Chilean GAAP and is also amortized to income over a maximum period of twenty years. The amortization of negative goodwill may be accelerated if the acquired company sustains losses.

Goodwill arising from the purchase of Masisa Cabrero S.A. in 2000 was adjusted to conform Chilean purchase accounting with US GAAP and is shown in the reconciliation of net income and shareholders´ equity in paragraph 1 i) below.

During 2001, goodwill arising from the acquisition of C y D Agrofruta Ltda. of ThUS$ 1,135 was charged directly to expense in 2001 as described in Note 8. The Company concurrently recognized a deferred tax asset, for ThUS$ 1,444 which reduced the Company’s income tax expense by the same amount. The Company does not consider the net impact to be material to the consolidated financial statements. Under US GAAP, the goodwill would not have been written off nor would an income tax benefit have been recognized. Accordingly, a reclassification of the charge to goodwill against income tax expense would be required for a proper presentation under US GAAP. The Company does not consider the remaining impact on income tax expense to be material to the US GAAP results. Accordingly, there is no net impact on either net income or shareholders’ equity in the US GAAP reconciliation.

Negative goodwill resulting from the purchase of additional shares of Forestal Tornagaleones is being amortized over 20 years under Chilean GAAP. Under US GAAP, this negative goodwill would have been allocated pro-rata to the acquired non-current assets as of the acquisition date resulting in lower depreciation expense. The difference between amortizing the negative goodwill to income over 20 years under Chilean GAAP and the impact under the full allocation pursuant to US GAAP has not been included in the reconciliation of net income and shareholders’ equity as the net impact is not material.

g)	Minority interest

The proportional effects of the US GAAP adjustments described above related to the Company’s subsidiary, Tornagaleones, have been included in the reconciliation of net income and shareholders equity in paragraph i) below.

h)	Comprehensive income

In 1998, the Company adopted SFAS No. 130, “Reporting Comprehensive Income”. SFAS No. 130, “Reporting Comprehensive Income”, establishes guidelines for the presentation of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income represents the change in shareholder’s equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. There are no differences between net income in accordance with US GAAP and comprehensive income in accordance with US GAAP. Additionally, there are no items impacting accumulated comprehensive income.

i)	Effects of conforming to US GAAP

The adjustments to reported net income pursuant to Chilean GAAP required to conform with accounting principles generally accepted in the United States of America include the following:

	Nine months ended September 30,
	2003	2004
	(unaudited)
	ThUS$	ThUS$
Net income as shown in the Chilean GAAP financial statements	5,512	33,291
Net effect for change in reporting currency (par. 1 a)	1,043	130
Inflation adjustments (par. 1 a)	(345)	(380)
Deferred income taxes-reversal of complementary accounts (par. 1 b)	498	(336)
Capitalization of interest (par. 1 e)	(3,225)	(2,624)
Capitalization of exchange differences (par. 1 e)	487	(81)
Goodwill amortization (par. 1 f)	132	(11)
Net deferred income taxes on US GAAP adjustments (par. 1 b)	811	870
Net effects of US GAAP adjustments on minority interest (par. 1 g)	47	86

Net income in accordance with US GAAP	4,960	30,945

The adjustments required to conform shareholders’ equity to US GAAP include the following:

	At September 30,
	2003	2004
	(unaudited)
	ThUS$	ThUS$
Shareholders’ equity as shown in the Chilean GAAP financial statements	447,211	483,056
Net effect for change in reporting currency (par. 1 a)	76,693	78,465
Inflation adjustments (par. 1 a)	(54,197)	(54,788)
Deferred income taxes-reversal of complementary accounts (par 1 b)	(12,219)	(10,268)
Reversal of revaluation of timber resources (par. 1 d)	(27,410)	(27,422)
Capitalization of interest (par. 1 e)	(8,326)	(11,025)
Capitalization of exchange differences (par. 1 e)	31	936
Goodwill amortization (par. 1 f)	260	359
Net deferred income taxes on US GAAP adjustments (par. 1 b)	(5,266)	(4,210)
Net effect of US GAAP adjustments on minority interest (par. 1 g)	16,249	11,158

Shareholders’ equity in accordance with US GAAP	433,026	466,261

The changes in shareholders’ equity determined under US GAAP were as follows:

ThUS$
Balance at December 31, 2002	428,113
Reversal of accrual of minimum dividend required by law at prior year end	4,374
Distribution of dividends	(4,421)
Net income for the period	4,960

Balance at September 30, 2003 (unaudited)	433,026

Balance at December 31, 2003	436,278
Reversal of accrual of minimum dividend required by law at prior year end	2,884
Distribution of dividends	(3,846)
Net income for the period	30,945

Balance at September 30, 2004	466,261

2	Certain additional US GAAP disclosures

a)	Income statement classifications under US GAAP

As disclosed in Notes 20 and 21, under Chilean GAAP, the Company has classified certain items in non-operating results (i.e., certain gains and losses on sales of property, plant and equipment; write-downs of property, plant and equipment; depreciation of equipment temporarily out of service, provisions for accounts receivable losses, etc.) that under US GAAP, are included in operating income. In addition, differences in classification of income and expenses and goodwill as well as other differences between Chilean GAAP and US GAAP exist as summarized in paragraph 1 i), above. As a result of these reclassifications pursuant to US GAAP, operating income amounted to ThUS$ 16,612 and ThUS$ 48,403 during the nine-months ended September 30, 2003 and 2004, respectively.

b)	Earnings per share

SFAS No. 128, “Earning Per Share”, requires the disclosure of basic and diluted earnings per share (EPS). Basic EPS is calculated using income available to common stockholders divided by the weighted-average of common shares outstanding during the year. Diluted EPS is similar to basic EPS except that the weighted-average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued. The treasury stock method is used to calculate dilutive shares which reduces the gross number of dilutive shares by the number of shares that can be acquired from the proceeds of the options assumed to be exercised. Diluted EPS is equal to basic EPS for all periods presented as the Company did not have any potentially dilutive securities. The following disclosure of earnings per share information is not generally required for presentation in the financial statements under Chilean GAAP but is required under US GAAP:

	Nine months ended September 30,
	2003	2004
	(unaudited)
	US$	US$
Basic and diluted earnings per share under Chilean GAAP	0.0059	0.0359

Basic and diluted earnings per share under US GAAP	0.0053	0.0333

Weighted average number of shares of common stock outstanding (in thousands)	928,515	928,515

c)	Segment Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for public enterprises to determine and report information about operating segments in their annual and interim reports. The “management approach” designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company’s reportable segments.

The Company has determined that the information used by the Company’s key decision makers for making operating decisions and assessing performance is based on geographical segments. The Company’s reportable geographical segments are Chile, Mexico, Argentina and Brazil.

The Company measures its reportable segments and evaluates their performance based on operating income (loss), which includes inter-segment revenues and corporate expenses that are allocated to the operating segments. The Company is not dependent on any single customer. The accounting policies underlying the reported segment data are the same as those described in the summary of significant accounting policies in our audited year-end financial statements.

The following table below presents sales information about reportable segments based on the location in which the sale is originated for the nine months ending September 30:

2004	Chile	Argentina	Brazil	Mexico	Other (1)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sales	102,807	65,621	91,830	41,201	(8,326)	293,133
Operating income	9,529	9,493	28,457	4,097	1,036	52,612

2003
(unaudited)
Sales	85,654	50,065	51,214	24,783	(10,248)	201,468
Operating income	7,624	2,471	8,020	(1,142)	167	17,140

(1)	Other includes inter-company eliminations.

The following table presents sales information for the nine months ended September 30, 2004 based on the location to which the product is shipped and long-lived asset information by geographic area:

	Sales		Property, plant and equipment period ended September 30,
	2003	2004	2003	2004
	(unaudited)		(unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$
Domestic:
Chile	56,348	70,148	208,577	208,859
Argentina	20,546	30,633	223,631	218,410
Brazil	52,508	67,262	179,988	183,460
Mexico	26,721	41,912	17,477	20,412
Foreign	45,345	83,178	19	18

Total	201,468	293,133	629,692	631,159

Foreign revenue in the table above includes sales from Chile, Mexico, Argentina and Brazil to other countries. Such amounts are detailed by major geographic area as follows:

	Nine months ended September 30,
	2003	2004
	(unaudited)
	ThUS$	ThUS$
North America	7,093	42,384
Central and South America	15,865	20,856
Asia	19,116	14,682
Europe	3,068	4,241
Others	203	1,015

Total export sales from Chile, Mexico, Argentina, Brazil and other	45,345	83,178

Export sales from Chile, Mexico, Argentina and Brazil as a percentage of total sales	22.51%	28.38%

Enterprise wide sales information for the nine months ended September 30, based on the Company’s products follows:

	Nine months ended September 30,
	2003	2004
	(unaudited)
	ThUS$	ThUS$
Raw particle board	22,093	27,737
Coated particle board	45,456	55,634
Raw MDF	77,789	97,188
Coated MDF	22,004	38,273
Oriented Strand Board (OSB)	16,543	43,608
Others	17,583	30,693

Total	201,468	293,133

Report of Independent Registered Accounting Firm

on

Financial Statement Schedules

To the Board of Directors and Shareholders of

MASISA S.A.

Our audit of the consolidated financial statements referred to in our report dated March 11, 2005 appearing in the Form 6-K also include an audit of the financial statement schedules listed in Schedule II of this Form 6-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. The consolidated financial statements and the related financial statement schedules of the Company as of September 30, 2003 and for the nine-month period then ended have not been audited.

/s/ PricewaterhouseCoopers

Santiago, Chile

March 11, 2005

S-1

Financial Statement Schedules

MASISA S.A

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Accounts receivable – Reserves

Nine-month period ended	Balance at Beginning of Period	Charge to Costs and Expenses	Amounts Written Off	Exchange Rate Impact	Balance at End of Period
	(thousands of U.S. dollars)
September 30, 2004	4,017	3,913	(77)	220	8,073
September 30, 2003 (unaudited)	2,603	283	—	335	3,221

Inventories – Reserves

Nine-month period ended	Balance at Beginning of Period	Charge to Costs and Expenses	Amounts Written Off	Exchange Rate Impact	Balance at End of Period
	(thousands of U.S. dollars)
September 30, 2004	996	—	—	(30)	966
September 30, 2003 (unaudited)	676	12	—	154	842

S-2

Section 2 Unaudited Consolidated Financial Statements - December 31, 2004

MASISA S.A.

Unaudited Consolidated Financial Statements

December 31, 2004

CONTENTS

Unaudited Consolidated Balance Sheets at December 31, 2004 and 2003

Unaudited Consolidated Statements of Income for the two years ended December 31, 2004

Unaudited Consolidated Statements of Cash Flows for the two years ended December 31, 2004

Notes to the Unaudited consolidated financial statements

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
Pa$	-	Argentine Pesos
UF	-	A UF (Unidad de Fomento) is an inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month’s inflation rate.

MASISA S.A. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States Dollars)

	At December 31,
	2003	2004
ASSETS
CURRENT ASSETS
Cash	8,661	4,358
Time deposits and securities purchased under resale agreements	11,120	18,208
Accounts receivable (Note 3)	72,220	93,859
Notes and accounts receivable from related companies (Note 19)	2,298	7,383
Inventories (Note 4)	77,716	90,967
Recoverable taxes (Note 15 b)	11,180	10,202
Other current assets (Note 5)	32,540	5,177

Total current assets	215,735	230,154

PROPERTY, PLANT AND EQUIPMENT (net) (Note 6)	637,891	647,774

OTHER ASSETS
Investments in unconsolidated affiliates (Note 7)	10	60
Goodwill and negative goodwill, net (Note 8)	(435)	(420)
Long-term receivables	1,218	4,677
Notes and accounts receivable from related companies (Note 19)	3,297	597
Other assets (Note 9)	9,055	11,628

Total other assets	13,145	16,542

Total assets	866,771	894,470

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank borrowings (Note 10)	37,883	3,110
Current portion of long-term bank borrowings (Note 11)	42,254	21,819
Other long-term borrowings due within one year (Note 12)	10,010	9,698
Dividends payable	206	174
Accounts payable	25,415	31,691
Notes and accounts payable to related companies (Note 19)	1,827	3,509
Accrued liabilities (Note 16)	4,611	8,098
Other current liabilities	1,905	3,128

Total current liabilities	124,111	81,227

LONG-TERM LIABILITIES
Long-term bank borrowings (Note 11)	74,285	76,831
Deferred income taxes (Note 15 c)	11,256	14,723
Other long-term borrowings (Note 12)	127,366	125,323
Other long-term liabilities (Note 13)	11,198	19,826

Total long-term liabilities	224,105	236,703

MINORITY INTEREST	66,331	76,076

COMMITMENTS AND CONTINGENCIES (Note 18)	—	—

SHAREHOLDERS’ EQUITY (Note 17)
Common stock (928,514,743 shares in 2004 and 2003, authorized and outstanding with no par value)	237,022	237,022
Reserves	59,706	70,222
Retained earnings	155,496	193,220

Total shareholders’ equity	452,224	500,464

Total liabilities and shareholders’ equity	866,771	894,470

The accompanying Notes 1 to 22 form an integral part of these unaudited consolidated financial statements.

MASISA S.A. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of United States Dollars)

	For the years ended December 31,
	2003	2004
OPERATING RESULTS
Net sales	281,826	397,312
Cost of sales	(215,537)	(277,872)

Gross margin	66,289	119,440
Selling and administrative expenses	(40,963)	(48,351)

Operating income	25,326	71,089

NON-OPERATING RESULTS
Non-operating income (Note 20)	4,834	3,875
Non-operating expenses (Note 21)	(17,876)	(24,555)
Price-level restatements	214	544
Foreign exchange gains (losses)	161	(1,622)

Non-operating results	(12,667)	(21,758)

Income before income taxes and minority interest	12,659	49,331
Minority interest	(1,351)	(1,120)
Income taxes (Note 15 a)	(1,695)	(6,642)

NET INCOME	9,613	41,569

The accompanying Notes 1 to 22 form an integral part of these unaudited consolidated financial statements.

MASISA S.A. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States Dollars)

	For the years ended December 31,
	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	9,613	41,569
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	25,814	27,705
Amortization of goodwill	142	(15)
Write-offs and provisions	575	5,970
Provision for deferred income taxes	(984)	—
Equity in losses (earnings) of unconsolidated affiliates	685	26
Gain on sale of subsidiaries and investment	(44)	—
Price-level restatements	(214)	(544)
Foreign exchange gain (loss)	(161)	1,622
Minority interest	1,351	1,120
Other	2,935	3,674

Changes in assets and liabilities:
Increase in trade accounts receivable	(8,037)	(23,055)
Increase in inventories	(13,413)	(13,629)
(Increase) decrease in other assets	6,006	(4,295)
Increase (decrease) in accounts payable	(4,587)	9,109
Increase in other liabilities	1,537	653
(Decrease) in recoverable and other taxes	(3,421)	10,702

Net cash provided by operating activities	17,797	60,612

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(25,977)	(23,947)
Proceeds from sale of property, plant and equipment	91	1,432
Investment in related company	—	131
Other investing activities	—	(406)
Other loans to related companies	(4,401)	—

Net cash used in investing activities	(30,287)	(22,790)

MASISA S.A. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States Dollars)

	For the years ended December 31,
	2003	2004
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(4,382)	(3,825)
Borrowings from banks and others	168,078	39,376
Loans from related companies	5,848	—
Payment of borrowings	(114,026)	(61,461)
Payment of bonds	(25,000)	(9,000)
Other financing activities	(1,965)	(109)

Net cash provided by financing activities	28,553	(35,019)

INFLATION EFFECT ON CASH AND CASH EQUIVALENTS	1,484	(18)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	17,547	2,785
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,234	19,781

CASH AND CASH EQUIVALENTS AT END OF YEAR	19,781	22,566

Supplemental disclosure of cash flow information:

	2003	2004
	ThUS$	ThUS$
Cash paid during the year for:
Interest (net of capitalized amount)	9,817	14,923
Income taxes	8,135	5,136

The accompanying Notes 1 to 22 form an integral part of these unaudited consolidated financial statements.

MASISA S.A. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - THE COMPANY

MASISA S.A. (“Masisa” and together with its controlled subsidiaries, the “Company”) is a “sociedad anónima abierta” (a public corporation) whose Common stock is listed on the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Chilean Electronic Stock Exchange and whose American Depository Receipts are traded on the New York Stock Exchange. Accordingly, the Company is subject to the regulations of both the Superintendency of Securities and Insurance in Chile (SVS) and the U.S. Securities and Exchange Commission (SEC) in the United States of America. The Company manufactures raw, melamine-laminated and wood-veneered particle board, medium-density fiberboard (MDF), oriented - strand board (OSB) and wood doors for residential and commercial applications. The Company’s principal markets include Chile, Argentina, Brazil and Mexico.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile and the accounting regulations of the SVS. Where differences exist between the standards of the SVS and the Chilean Institute of Accountants, the standards of the SVS will prevail.

The Company has issued its statutory consolidated financial statements in Spanish and in conformity with accounting principles generally accepted in Chile, which include certain notes and additional information required by the SVS for statutory purposes. Management believes that these additional notes and information are not essential for the complete understanding of the consolidated financial statements and, accordingly, these notes and additional information have been excluded from the accompanying financial statements.

b) Use of estimates in the preparation of financial statements

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Although these estimates are based on management’s best knowledge of current events and actions that may impact the Company in the future, actual results may be different from the estimates. The Company’s critical accounting policies are those that affect its financial statements materially and involve difficult, subjective or complex judgments by management. Those policies and assumptions are valuation of long-lived assets, valuation of accounts receivable, valuation of inventory, assumptions used in the valuation and accounting for timber resources, accounting for income taxes and accounting for potential litigation claims and contingencies.

c) Currency

Change in Reporting Currency

On April 10, 2003, the Chilean IRS authorized Masisa to maintain its accounting records in US dollars as of January 1, 2003. On October 10, 2003, the SVS authorized the Company to present its annual and quarterly statutory financial statements in US dollars. Given this approval, in November 2003, the Company restated its statutory financial statements for the quarters ended March 31, 2003 and June 30, 2003 to be reported in US dollars and all future filings with the SVS will be reported in US dollars. The Company’s functional currency has not changed and remains the US dollar.

Foreign Currency Translation of “Stable” Currencies

Commencing January 1, 2003, for Masisa and those subsidiaries authorized to maintain their accounting records in US dollars as well as those foreign subsidiaries considered as an extension of the parent Company’s operation, assets and liabilities denominated in other currencies are remeasured to US dollars at the exchange rates prevailing on December 31st of each year except for inventory, property plant and equipment and certain other assets and liabilities. Inventory, property, plant and equipment and certain other assets and liabilities are remeasured at either; (1) the historical exchange rates if the corresponding asset or liability originated subsequent to January 1, 2003; or (2) the January 1, 2003 exchange rate, representing the effective date of the approval to maintain the Company’s accounting records in US dollars. Commencing January 1, 2003, revenues and expenses are generally translated at the exchange rates on the dates of the transactions. Gains or losses from foreign currency remeasurement as described above for periods subsequent to January 1, 2003 are included in Consolidated net income.

Commencing January 1, 2003, for those subsidiaries that maintain their accounting records in currencies others than the US dollar and are “not extensions” of the parent Company’s operations (Forestal Tornagaleones S.A. and its subsidiary FTG Overseas Ltd.), all assets, liabilities, revenues and expenses are translated into US dollar using the exchange rates prevailing on December 31st of each year. The translation adjustment derived from the effect of the variation of the exchange rate between the beginning and the closing of the year over beginning of the year Shareholders’ equity is reported as a Cumulative translation gain/(loss) as a separate component of Shareholders’ equity.

Foreign Currency Translation of “Not Stable” Currencies

In accordance with Technical Bulletin No. 64 of the Chilean Institute of Accountants for all periods presented, the financial statements of subsidiaries located in countries that are subject to significant risks, restrictions or fluctuations due to inflationary or exchange effects (so called “not stable” countries) must be remeasured in US dollars. Accordingly, the financial statements of Forestal Argentina, Masisa Argentina S.A., Maderas y Sintéticos de Mexico S.A. de C.V., Maderas y Sintéticos Servicios S.A. de C.V. and Masisa do Brasil Ltda. are remeasured in US dollars as follows:

1	Monetary assets and liabilities were translated at year-end rates of exchange between the US dollar and the local currency.

2	All non-monetary assets and liabilities and shareholders’ equity were translated at historical rates of exchange between the US dollar and the local currency.

3	Income and expense accounts were translated at average rates of exchange between the US dollar and the local currency for the period, except for those arising from non-monetary accounts, which are included at historic rates of exchange.

4	Any exchange differences which arise were included in the results of operations for the period.

The difference between the investment’s equity value arising from the financial statements remeasured as explained above and the net equity value at the beginning of the year, plus the proportional share of the investment’s net income for the year, was recorded in the account, Cumulative translation gain/(loss) as a separate component of Shareholders’ equity.

In addition, exchange differences (netted from Chilean inflation) arising from debt obligations that qualify as foreign currency hedges of the foreign investments mentioned above were also recorded in the account “Cumulative Translation Adjustment”.

d) Consolidation

The consolidated financial statements include the accounts of Masisa and the following subsidiaries which it controls:

		Ownership at December 31,
Company	Business	2003	2004
		%	%
Masisa Argentina S.A.	Production of wood products and forestry by-products	100.0000	100.0000
Masisa Overseas Ltd.	Investments	100.0000	100.0000
Masisa Inversiones Ltda.	Investments	100.0000	100.0000
Inversiones Coronel Ltda.	Investments	100.0000	100.0000
Masisa do Brasil Ltda.	Production of wood products and forestry by-products	100.0000	100.0000
Masisa Cabrero S.A. (1)	Production of wood products and forestry by-products	—	—
Forestal Tornagaleones S.A. and subsidiaries (2)	Forestry	60.4492	60.4538
Maderas y Sintéticos del Perú S.A.C.	Sales of wood products	99.9011	99.9011
Masisa Concepción Ltda. (3)	Investments	100.0000	100.0000
Maderas y Sintéticos Servicios S.A. de C.V.	Services	100.0000	100.0000
Maderas y Sintéticos de México S.A. de C.V.	Production of wood products and forestry by-products	100.0000	100.0000
Masisa Partes y Piezas Ltda.	Production of wood products and forestry by-products	100.0000	100.0000
Masisa Ecuador S.A.	Sales of wood products	100.0000	100.0000

(1)	On January 3, 2003 Masisa Cabrero S.A. merged with Inversiones Coronel Limitada, another consolidated subsidiary.
(2)	On August 12, 2004, Masisa S.A. acquired 1.315 shares in it’s consolidated subsidiary Forestal Tornagaleones S.A., for a purchase price of $4,210. The acquisition increased Masisa´s ownership to 60.45%.

(3)	On February 5, 2003 the subsidiary CyD Agrofruta Limitada changed its name to Masisa Concepción Ltda.

All significant balances and transactions between the consolidated subsidiaries have been eliminated. The participation of minority shareholders in subsidiaries is reflected in the Consolidated Balance Sheets under Minority interest.

e) Price-level restatements

As discused in Note 2 c), until January 1, 2003, the Company’s consolidated financial statements, were expressed in Chilean pesos and restated on an annual basis to reflect the effects of variations in the purchasing power of the local currency during each year. As of January 1, 2003, Masisa and certain authorized subsidiaries maintain accounting records in US dollars and therefore price-level restatements commencing on January 1, 2003 are no longer applicable for these subsidiaries. Certain Masisa’s subsidiaries have not received approval to maintain their accounting records in US dollars. Forestal Tornagaleones S.A. and FTG Overseas Ltd. continue to maintain Chilean peso accounting records and apply the principle of price-level restatements in accordance with Chilean GAAP. For this purpose, non-monetary assets, liabilities and equity accounts have been restated by charges or credits to income, unless not required by Technical Bulletin No. 64 (see Note 2 c). Furthermore, the income and expense accounts have been restated in terms of year-end constant pesos.

In accordance with Chilean tax regulations and accounting practices, the restatements are calculated based on the official Consumer Price Index of the National Institute of Statistics, applied one month in arrears, which was, 1.0% and 2.5% for the years ended December 31, 2003 and 2004 respectively. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile.

The above-mentioned price-level restatements do not purport to present appraised or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

f) Time deposits and securities purchased under resale agreements

Time deposits are recorded at cost plus accrued interest at each year-end. Securities purchased under resale agreements are presented at cost plus accrued interest at the year-end. The value of these investments do not exceed their respective market values at December 31, 2003 and 2004.

g) Allowance for doubtful accounts

The Company has recorded an allowance for doubtful accounts for possible non-collection of accounts receivable, which is shown as a deduction from accounts receivable. The allowance is established as 1% of receivables from local customers plus additional amounts for specific customers, where collection is doubtful based on an analysis of the aging of the outstanding balances as well as other relevant information.

h) Inventories

Inventories are valued at the lower of production or acquisition cost, including indirect manufacturing costs, or market value. Inventory costs are determined using the average cost method. The valuation of inventories are periodically assessed and, if necessary, a write-down of the value for estimated excess and obsolete inventory is recorded based on estimates about future demand and actual usage.

As of December 31st of each year, forests and plantation inventories in the process of exploitation are stated at the commercially appraised value at which these forests were transferred from fixed assets in conjunction with the revaluation of timber resources described in Note 2 i) below.

i) Property, plant and equipment

Property, plant and equipment, except timber resources, are stated at cost, which includes capitalized interest. Depreciation is calculated using the straight-line method based on the estimated useful life of each asset, which were as follows:

Years
Plants, buildings and other installations	25-40
Machinery and equipment	10-20
Other fixed assets	1-10

Depreciation for 2003 and 2004 amounted to ThUS$ 25,814 and ThUS$ 27,705 respectively.

Timber and timberlands are stated at cost less cost of timber harvested. The costs incurred in developing and growing timber such as site preparation, property taxes, seedlings, planting, fertilization, insect and wildlife control, herbicide application and thinning, are capitalized. These capitalized costs are accumulated by specifically identifiable farm blocks. Accounting practices for these costs do not change when timber becomes merchantable and harvesting commences. Costs incurred related to logging roads are capitalized and amortized over their expected useful lives or as the related timber is harvested. These capitalized costs are included in the historical cost of the timber. At each period-end, the timber resources are adjusted to reflect values based on technical appraisals performed by specialized forestry engineers.

Depletion, or costs attributed to timber harvested is determined by each identifiable farm block that is in the harvesting stage based on the relationship of unamortized timber costs to the estimated volume of recoverable timber multiplied by the amount of timber cut. The estimated volume of recoverable timber is determined using statistical information and other data related to growth rates and yields gathered from physical observations, models, and other information gathering techniques. Changes in yields are generally due to adjustments in growth rates and similar matters and are accounted for prospectively as changes in estimates. The cost of timber harvested is included in the carrying values of raw material and product inventories and in the cost of products sold as these inventories are sold to third parties. The depletion rate calculations do not include an estimate for future costs associated with existing stands, future reforestation costs associated with a stand’s final harvest, or future volume in connection with the replanting of a stand subsequent to its final harvest.

As a result of the above accounting treatment, the Company records timber resources at appraisal value prior to cutting with the offsetting adjustment recorded as Forestry Reserves in Shareholders’ equity. When the timber is cut and sold, the component of Cost of Sales associated with the appraisal value is offset against Forestry Reserves in Shareholders’ equity.

Financing costs of projects requiring major investments in long-term construction and those costs incurred from financing specific projects are capitalized and amortized over the estimated useful lives of the related assets. Direct and indirect interest costs incurred in connection with the development of forests are also capitalized.

Other fixed assets include spare parts inventories with turnover of less than one-year. These are valued similar to inventory as described in Note 2 h). Those items with significant value and with an ongoing benefit are depreciated in the same period of time as the asset with which they are associated, while those items with frequent use are charged to cost of production when used.

Assets purchased under financing leases are recorded at their fair value on the date of the lease agreement, which is determined by discounting the amounts payable in installments and the bargain purchase option, if any, at the interest rate implicit, or explicit, in the contract. These assets are not legally considered property of the Company until the purchase option is exercised.

Disbursements for the development of internal use software are charged to the results of operations as incurred. External direct costs of materials and services rendered in developing an enterprise resource planning system (an SAP R/3 system) and interest costs incurred during development are capitalized. Payroll related costs were not material and have been expensed. Training costs and data conversion costs are expensed as incurred.

Assets to be disposed of at year-end have been recorded under Other assets at fair value based on an independent appraisal.

j) Investments in unconsolidated affiliates

Investments in unconsolidated affiliates are accounted for using the equity method when they represent between 10% and 50% of the voting stock of the investee. Accordingly, the Company’s proportional share in the net income (or loss) of each investee is recognized on an accrual basis, after eliminating any unrealized profits or losses from transactions with the investees in Non-operating income in the Consolidated Statements of Income.

k) Goodwill and negative goodwill

Under Chilean GAAP, for acquisitions before January 1, 2004, goodwill arises from the excess of the purchase price of companies acquired over their net book value; negative goodwill arises when net book value of the acquired company exceeds the purchase price of companies acquired. Goodwill and negative goodwill also arise from the purchase of investments accounted for by the equity method. Effective January 1, 2004, Technical Bulletin 72 (TB 72) requires the determination of goodwill and negative goodwill to be determined based on the fair value of the acquired company.

Goodwill and negative goodwill are amortized over ten to twenty years considering the expected period of return of the investment. The Company evaluates the recoverability of goodwill on a periodic basis.

l) Bonds

Bonds are recorded at face value plus accrued interest. The discount on, and expenses incurred, in the issuance of the bonds are included in Other current assets and Other assets in the Consolidated Balance Sheets and are amortized using the interest method of amortization over the term of the instruments.

m) Income taxes and deferred income taxes

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletins Nos. 60, 68 and 69 of the Chilean Institute of Accountants and Circular No. 1,466 of the SVS. The effects of deferred income taxes at January 1, 2000 that were not previously recorded, were recognized, in accordance with the transitional period provided by Technical Bulletin No. 60, against a contra asset or liability account (“complementary accounts”) and were recorded to offset the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability relates. Deferred income taxes at January 1, 2000 are recognized in income beginning in 2001 as the temporary differences are reversed.

Deferred income tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax asset to an amount that is more likely than not to be realized.

n) Revenue recognition

Revenues are recorded at the time of shipment of products to the customer. The following criteria must be met in order to recognize revenue: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the price to the buyer is fixed or determinable; and (4) collection is reasonably assured. Revenues which the Company has billed and collected in advance are deferred until the related products are shipped and the criteria above have been met.

o) Employee vacations

The cost of employee vacations is recognized as an expense on an accrual basis as the vacations are earned by employees and are included in Accrued liabilities in the Consolidated Balance Sheets.

p) Cash and cash equivalents

The Company considers all short-term highly-liquid investment securities purchased with original maturities of three months or less to be cash equivalents for purposes of the Consolidated Statement of Cash Flows.

Cash flow from operating activities includes all cash flows related to primary operating activities of the Company and include interest paid, interest income and, in general, all cash flows that are not defined as investment or financing activities. The concept of operations used in this statement is broader than that used in the Consolidated Statement of Income.

The balances of cash and cash equivalents were as follows:

	At December 31, (unaudited)
	2003	2004
	ThUS$	ThUS$
Cash	8,661	4,358
Time deposits	—	17,033
Securities purchased under resale agreements	11,120	1,175

Total	19,781	22,566

q) Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the expected undiscounted cash flows from such asset are separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals.

r) Derivative contracts

The Company enters into hedging contracts including interest rate swap agreements and forward exchange contracts. The contracts are accounted for in accordance with Technical Bulletin No. 57, “Accounting for Derivative Contracts”. (“TB 57”) of the Chilean Institute of Accountants. Under TB 57 all derivative financial instruments are recognized on the Consolidated Balance Sheets at their fair value. Derivative instruments are accounted for as follows:

Hedges of forecasted transactions:

The derivative instrument is stated at its fair value on the Consolidated Balance Sheets and any change in the fair value is recognized on the balance sheet as an unrealized gain or loss in Other current liabilities or in Other assets. When the contract is settled, the unrealized gain or loss on the instrument is recognized in earnings in Non-operating income in the Consolidated Statements of Income.

Firm commitments hedging contracts (Hedges of “existing items”):

The hedged item and derivative instrument are measured at fair value on the balance sheet. Unrealized gains and losses are recorded in earnings in Non-operating income in the Consolidated Statements of Income if the net effect is a loss and deferred and recognized when the contract is settled if it is a gain. The unrecognized gains associated with the derivative instrument are included in Other current liabilities in the Consolidated Balance Sheets.

One of the qualifying criteria for hedge accounting is that the hedging relationship between the hedging instrument and the hedged item must be highly effective in achieving the offset of changes in those fair values or cash flows that are attributable to the hedged risk, both at the inception of the hedge and on an ongoing basis. If, at any point, the prospective consideration indicates that the hedging instrument is not expected to be highly effective in the future, hedge accounting is discontinued from that point forward.

The impact of the Company’s hedging activities included in Non-operating expenses for the years ended 2003 and 2004 totaled ThUS$ 678 and ThUS$ 1,115, respectively. The unrealized gains included in Other current liabilities as of December 31, 2004 and 2003 totaled ThUS$ 1,329 and ThUS$ -, respectively. The unrealized losses included in Other assets as of December 31, 2004 and 2003 totaled ThUS$ 272 and ThUS$ 989, respectively.

s) Research and development expenses

Research and development expenses are charged to income in the year in which they occur. The Company has not incurred significant research and development expenses during the years ended December 31, 2003 and 2004.

t) Reclassifications

Certain 2003 amounts in the accompanying financial statements have been reclassified to conform to the 2004 presentation. The reclassifications had no material effect on the previously reported presentation of assets and liabilities, previously reported net income, cash flows or shareholders’ equity.

NOTE 3 - ACCOUNTS RECEIVABLE

Accounts receivable include the following:

	Accounts receivable aging
	1-90 days	91-360 days	December 31, 2004
			(unaudited)
	ThUS$	ThUS$	ThUS$
Trade accounts receivable	67,081	11,618	78,699
Notes receivable	7,346	1,467	8,813
Other accounts receivable	7,277	3,538	10,815
Less: Allowances for doubtful accounts			(4,468)

Total			93,859

	Accounts receivable aging
	1-90 days	91-360 days	December 31, 2003
			(unaudited)
	ThUS$	ThUS$	ThUS$
Trades accounts receivable	59,897	1,467	61,364
Notes receivable	8,324	575	8,899
Other accounts receivable	5,825	149	5,974
Less: Allowances for doubtful accounts			(4,017)

Total			72,220

NOTE 4 - INVENTORIES

Inventories include the following:

	At December 31, (unaudited)
	2003	2004
	ThUS$	ThUS$
Finished goods	46,477	53,641
Raw materials	12,948	21,079
Other materials	3,966	3,172
Spare parts	7,704	7,396
Forests and plantations in the process of exploitation	7,617	6,796
Reserve for obsolescence	(996)	(1,117)

Total	77,716	90,967

NOTE 5 - OTHER CURRENT ASSETS

Other current assets include the following:

	At December 31, (unaudited)
	2003	2004
	ThUS$	ThUS$
Deposits	29,104	—
Deferred income taxes (Note 15 c)	562	110
Prepaid expenses	2,874	5,067

Total	32,540	5,177

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT (NET)

a)	Property, plant and equipment include the following:

	At December 31, (unaudited)
	2003	2004
	ThUS$	ThUS$
Land	67,031	68,213
Plants, buildings and other installations	105,384	107,980
Machinery and equipment	488,554	493,210
Timber resources	125,779	148,177
Construction in progress	8,825	7,516
Other fixed assets:
Furniture, fixtures and other	11,062	9,672
Spare parts	11,247	11,233
Assets under leasing contracts	1,763	1,712
Software	5,444	6,364
Other	1,551	6,964

	826,640	861,041
Accumulated depreciation	(188,749)	(213,267)

Property, plant and equipment (net)	637,891	647,774

b)	As stated in Note 2 i), Tornagaleones and its subsidiary Forestal Argentina S.A. capitalized interest related to plantation financing in property, plant and equipment. Tornagaleones capitalized interest under this concept totaling ThUS$320 and expensed interest ThUS$155 for the years ended December 31, 2004 and 2003, respectively. Masisa do Brasil Ltda. capitalized interest related to plantation financing included in property, plant and equipment totaling ThUS$2,169 and ThUS$2,536 for the years ended December 31, 2004 and 2003, respectively.

Tornagaleones has outstanding debt in US dollars. As a result of this, Tornagaleones incurred an exchange gain of ThUS$103 in 2004 and an exchange gain of ThUS$ 864 in 2003 associated with this debt. As permitted under Chilean GAAP, this exchange gain and loss was netted against capitalized interest.

c)	As described in Note 2 i), Masisa do Brasil Ltda., Tornagaleones and its subsidiary Forestal Argentina S.A. have revalued their forests and plantations at year end based on technical appraisals. The accumulated adjustment in value amounted to ThUS$ 46,798 in 2004 (ThUS$ 38,058 in 2003) and is included in Timber resources. The Company has recognized it proportionate share in Forest reserves in Shareholders’ Equity and the balance is included in Minority interest on the Consolidated Balance Sheets.

d)	In 2004, the Company recorded an impairment for one of its particle board lines in the amount of ThUS$ 2,998 which is included in the Consolidated Statement of Income under Non-operating operating expenses (see Note 21).

NOTE 7 - INVESTMENTS IN UNCONSOLIDATED AFFILIATES

The Company’s investments in unconsolidated affiliates totaled ThUS$ 10 and ThUS$ 60 at December 31, 2003 and 2004, respectively. The Company’s proportional share in the net income (or loss) of unconsolidated affiliates totaled a loss of ThUS$ 685 and a loss of ThUS$ 26 for 2003 and 2004, respectively.

As of December 31, 2004 and 2003, the Company has recorded a provision for investments in unconsolidated affiliates with negative equity at year-end totaling ThUS$ 666 at December 31, 2003 and ThUS$ 693 at December 31, 2004, which is included in Other long-term liabilities (see Note 13).

NOTE 8 - GOODWILL AND NEGATIVE GOODWILL, NET

Goodwill and negative goodwill, net of accumulated amortization, were as follows:

	At December 31, (unaudited)
	2003	2004
	ThUS$	ThUS$
Masisa Cabrero S.A. (1)	1,419	1,334
Forestal Tornagaleones S.A. (2)	(1,854)	(1,754)

Total	(435)	(420)

(1)	During 2000, the Company purchased a 92.61% interest in its subsidiary Masisa Cabrero S.A. from Forestal Terranova S.A. and Fibras del Noreste S.A. for ThUS$ 43,469, which resulted in goodwill of ThUS$ 1,753. The goodwill is being amortized over twenty years.
(2)	On June 27, 2002, the Company made a capital investment of ThUS$ 7,372 in its subsidiary Forestal Tornagaleones S.A., which increased its ownership by 6.45%. This investment resulted in negative goodwill of ThUS$ 2,012. This negative goodwill is being amortized to income over twenty years.

Goodwill amortization, net totaled ThUS$142 and ThUS$15 in 2003 and 2004 respectively.

NOTE 9 - OTHER ASSETS

Other assets include the following:

	At December 31, (unaudited)
	2003	2004
	ThUS$	ThUS$
Fair value swap	989	5,502
Assets for disposal	413	136
Recoverable taxes (See Note 15 b)	957	87
Bond issuance costs	5,861	5,085
Other	835	818

Total	9,055	11,628

NOTE 10 - SHORT-TERM BANK BORROWINGS

Short-term bank borrowings maturing in one year or less include the following:

	Foreign Currency in 2004	Interest rate at December 31, 2004	At December 31, (unaudited)
			2003	2004
		%	ThUS$	ThUS$
Banco de Chile	US$	—	9,133	—
Banco de Chile	Chilean Pesos	—	2,512	—
ABN AMRO Bank	Chilean Pesos	—	1,155	—
ABN AMRO Bank	Other	—	1,056	—
HSBC Bank Chile	US$	—	3,609	—
Bancoestado	US$	—	3,043	—
CorpBanca	US$	—	5,080	—
Banco Del Desarrollo	US$	3.59	5,511	1,506
Rabobank Curacao N.V	US$	—	5,075	—
ITAU BBA	Other	2.68	1,709	1,604

Total			37,883	3,110

During 2004, the average annual interest rate was 3.1%. During 2003, the average annual interest rates were 2.3%. Accrued interest totaling ThUS$ 10 and ThUS$ 340 at December 31, 2004 and 2003, respectively, is included in the outstanding balances.

At December 31, 2004, the Company had ThUS$191,011 of short-term lines of credit, of which ThUS$ 85,245 were unused and available for borrowing on an unsecured basis.

NOTE 11 - LONG-TERM BANK BORROWINGS

Long-term bank borrowings include the following:

	Foreign Currency in 2004	Interest rate	Interest rate at December 31, 2004	At December 31, (unaudited)
				2003	2004
			%	ThUS$	ThUS$
BankBoston (1)	US$	Fixed rate	12,00	86	—
BankBoston (1)	Pa	Fixed rate	12,00	8	16
BankBoston N.A. (2)	US$	Fixed rate	11,27	305	—
Rabobank Ireland PLC (3)	US$	Fixed rate	8,00	29,121	—
Dresdner Bank Lateinamerika (4)	US$	Libor+1.90	3,38	6,101	5,106
Banco de Credito e Inversiones (5)	UF	Fixed rate	6,70	7,451	4,062
Raboinvestments Chile S.A (6)	US$	Libor+1.875	3,35	14,090	13,106
Security Bank (7)	US$	Libor+1.50	3,78	2,829	1,888
Citibank N.A (8)	US$	Fixed rate	5,20	1,124	339
Comerica Bank (9)	US$	Libor+1.35	3,57	15,074	10,788
Banco de Chile NY (10)	US$	Libor+1.25	3,45	15,084	12,949
The Bank of Nova Scotia (11)	US$	Libor+1.15	2,52	25,266	25,295
Rabobank Nederland (12)	US$	Libor+1.00	3,59	—	12,549
Banco de Crédito e Inversiones (13)	US$	Libor+1.44	4,05	—	12,552

Total				116,539	98,650
Less: Current portion (14)				(42,254)	(21,819)

Long-term portion				74,285	76,831

(1)	This loan is repayable in monthly installments of principal and interest.
(2)	The balance of this loan was repaid during 2004.
(3)	This loan was prepaid during March 2004.
(4)	This loan is repayable in six semi-annual installments, starting on January 2005. Interest is paid semi-annually.
(5)	The outstanding balance of this loan as of December 31, 2004 is repayable in three semi-annual installments, starting on February 2005, with interest payments semi-annually.
(6)	The outstanding balance of this loan as of December 31, 2004 is repayable in six semi-annual installments starting on April 2005, with interest payments semi-annually.
(7)	The outstanding balance of this loan as of December 31, 2004 is repayable in four semi-annual installments, commencing March 2005, with interest payments to be made semi-annually.
(8)	This loan is repayable in semi-annual installments of principal and interest.
(9)	This loan is repayable in five semi-annual installments, commencing April 2005, with interest payments to be made semi-annually.
(10)	This loan is repayable in six semi-annual installments, commencing April 2005, with interest payments to be made semi-annually.
(11)	The Company entered into this loan in January, 2003. This loan is repayable in six semi-annual installments, commencing July 2005, with interest payments to be made semi-annually.
(12)	The Company entered into this loan in May, 2004. This loan is repayable in ten semi-annual installments, commencing November 2005, with interest payments to be made semi-annually.
(13)	The Company entered into this loan in May, 2004. This loan is repayable in ten semi-annual installments, commencing May 2005, with interest payments to be made semi-annually.
(14)	Includes ThUS$1,871 and ThUS$976 corresponding to accrued interest at December 31, 2003 and 2004, respectively.

Scheduled payments of the long-term portion of long-term bank borrowings at December 31, 2004 are as follows:

Amounts payable during the years ending December 31,	(unaudited) ThUS$
2006	31,439
2007	25,392
2008	11,250
2009	5,000
2010	3,750

Total	76,831

NOTE 12 - OTHER LONG-TERM BORROWINGS

Other long-term borrowings include the following:

	At December 31, (unaudited)
	2003	2004
	ThUS$	ThUS$
Bonds payable	91,453	98,539
Promissory notes (8.06% per annum due in 2008)	45,484	36,371
Leases payable	439	111

Total	137,376	135,021
Less: Current portion	(10,010)	(9,698)

Long-term portion	127,366	125,323

Bonds

In December 2003, the Company issued fixed rate bonds in the Chilean market. Series A bonds of ThUS$ 77,829 mature in seven years and pay interest at 5.0%. Series B bonds of ThUS$21,865 mature in twenty one years and pay interest at 6.25%. Interest is payable on both Series A and B bonds on June 15th and December 15th of each year with the first payment due on June 15, 2005.

As stipulated in the contract, the proceeds of the bond issuance were used to prepay short and long term bank borrowings.

Scheduled maturities of other long-term borrowings at December 31, 2004 are as follows:

Maturities during the years ending December 31,	(unaudited) ThUS$
2006	25,280
2007	25,855
2008	25,860
2009	16,857
2010	16,799
2011 and beyond	14,672

Total	125,323

NOTE 13 - OTHER LONG-TERM LIABILITIES

Other long-term liabilities include the following:

	At December 31, (unaudited)
	2003	2004
	ThUS$	ThUS$
Taxes payable	7,459	14,191
Forest subsidy	3,073	3,153
Deficit in investments accounted for under the equity method	666	693
Other	—	1,789

Total	11,198	19,826

NOTE	14 - COVENANTS

Certain of the Company’s borrowing agreements include restrictive covenants. The more restrictive covenants include the following:

Local Bonds

The bonds issued in 2003 contain covenants establishing certain obligations for the Company and its subsidiaries, including the following: maintenance of insurance on the principal assets of the Company in accordance with the industry’s standards; issuance of quarterly and annual financial statements to the representative of the bondholders, both individual and consolidated, abiding by the standards applicable to public corporations; the obligation to provide copies of risk rating reports; the obligation to update the accounting books of the Company and its subsidiaries; the obligation to perform transactions with subsidiaries under market conditions; the prohibition of providing financing to any entity of the business group, other than the issuer or any of its subsidiaries or investees; and the requirement to maintain a quarterly leverage ratio (defined as the ratio between current liabilities and equity based on the consolidated financial statements) not higher than 0.9 times. As of December 31, 2004, the Company was in compliance with all covenants.

The Bank of Nova Scotia

In connection with the loan of US$ 25 million granted by The Bank of Nova Scotia, in which Scotiabank Sud Americano acted as an agent, the Company and/or its subsidiaries are obligated to the following covenants: maintain a leverage ratio (defined as the ratio of consolidated net liabilities to consolidated tangible net worth) not higher than 1; maintain a coverage over financial expenses not lower than 3; maintaining a consolidated equity not lower then US$345 million at December 31, 2004; the Company can not sell, transfer, dispose of, promise to sell or dispose of its current stake in the ownership of its subsidiaries, with the exceptions set forth in the contract; the Company can not pledge assets that are essential for the normal operation of the business, except in the conditions provided for in the contract; the Company can not grant loans to its shareholders for operations outside the regular course of business. As of December 31, 2004, the outstanding balance of the loan was US$25,3 million and the Company is in compliance with all covenants.

Comerica Bank

The Company has the following covenants associated with its loan of US$15 million granted by Comerica Bank. Convenants include: maintenance of insurance on the principal assets in accordance with industry standards; updating accounting records of the Parent company and its subsidiaries; compliance with current laws and regulations; compliance with the payment of every obligation derived from debt contracts; maintenance of the Company’s line of business; prohibition of issuing certain guarantees on its assets, except for those existing upon signature of the agreement and other such as chattel mortgage on new assets purchased in the Company’s ordinary line of business; performance of transactions with the subsidiaries under market conditions; prohibition of merging of the Company with any other company, or liquidating or dissolving it, and selling or renting its assets, property or businesses, except in the terms agreed upon in the contract; limitation to the debt contracted and loans granted in conformity with the conditions stated in the agreement; maintenance of a consolidated equity not lower than US$345 million at December 31, 2004; maintenance of an interest coverage ratio (defined as operating cash flow over net financial expenses) of at least 3; and maintenance of a leverage ratio (defined as the ratio of consolidated net liabilities to consolidated tangible net worth) not higher than 1. As of December 31, 2004, the outstanding balance of the loan was US$10.8 million and the Company is in compliance with all covenants.

Banco de Chile

The Company has the following covenants associated with its credit line for US$ 15 million granted by Banco de Chile. Convenants include: maintenance of a leverage ratio (defined as the ratio of consolidated net liabilities to consolidated tangible net worth) not higher than 1; maintenance of a coverage ratio against financial expenses of at least 3; maintenance of a consolidated equity of at least US$ 345 million at December 31, 2004; and the prohibition of selling, transferring, pledging to sell or disposing of, in any way or manner, its present equity investment in the property of its subsidiaries except in the terms agreed upon in the contract. As of December 31, 2004, the outstanding balance of the loan was US$12.9 million and the Company is in compliance with all covenants.

Dresdner Bank L.A. - Forestal Argentina S.A.

In accordance with loans contracted by this subsidiary, the company is obligated to comply with certain covenants that are derived from the financial statements of this subsidiary issued in accordance with accounting principles generally accepted in Argentina.

These covenants include the maintenance of:

-	A ratio of earnings before interest, taxes, depreciation and amortization (EBITDA) to financial expenses equal to or higher than 1.2 times;

-	Net equity of at least US$ 37 million.

Non-compliance with any of the above obligations can require the immediate payment of the quantities owed, as if they had matured and were currently collectable

On March 18, 2004, Masisa became the guarantor of this loan. As guarantor, the above covenants are derived from the Company’s financial statement and not Forestal Argentina S.A.

As of December 31, 2004, Masisa is in compliance with the covenants.

Promissory Notes from Private Placement

In connection with notes issued in a private placement in the United States during 1996, Masisa and its subsidiaries, Masisa Overseas Ltd. and Masisa Argentina S.A., are contractually committed to maintain certain covenants, which are summarized as follows:

-	Compliance with all laws

-	Maintenance of insurance on properties and businesses

-	Maintenance of properties in good repair, working order and condition

-	Payment of taxes and claims

-	Maintenance of financial covenants as follows:

a)	The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of an amount equal to the sum of (a) not less than US$ 236 million as of December 31, 2004 and (b) an amount equal to 40% of the cumulative amount of Recurring Net Income (defined as net income less extraordinary or non-recurring gains) of the Company for each fiscal year commencing after September 30, 1996 (as shown in the consolidated financial statements)

b)	The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.

c)	The Company will not at any time permit the Interest Charges Coverage Ratio (the ratio of consolidated income plus interest expense and income taxes to interest expense) to be less than 1.5 to 1.

-	Ownership obligations

a)	The Parent Company will at all times own 100% of the outstanding equity securities of Masisa Overseas Ltd.

b)	The Parent Company will at all times own at least 66 2/3% of the outstanding voting securities of Masisa Argentina S.A.

As of December 31, 2004, the Company was in compliance with all covenants.

Rabobank Nederland

Masisa Argentina has the following covenants associated with its loan for US$ 12.5 million granted by Cooperatieve Cenrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Convenants include: maintenance of a leverage ratio (defined as the ratio of consolidated net liabilities to consolidated tangible net worth) not higher than 0.9; maintenance of a coverage ratio against financial expenses of at least 3; maintenance of a consolidated equity of at least US$ 345 million at December 31, 2004; and the prohibition of selling, transferring, pledging to sell or disposing of, in any way or manner, its present equity investment in the property of its subsidiaries except in the terms agreed upon in the contract. As of December 31, 2004, the Company is in compliance with all covenants.

Banco de Crédito e Inversiones

Masisa Argentina has the following covenants associated with its loan for US$ 12.5 million granted by Cooperatieve Cenrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Convenants include: maintenance of a leverage ratio (defined as the ratio of consolidated net liabilities to consolidated tangible net worth) not higher than 0.9; maintenance of a coverage ratio against financial expenses of at least 3; maintenance of a consolidated equity of at least US$ 345 million at December 31, 2004; and the prohibition of selling, transferring, pledging to sell or disposing of, in any way or manner, its present equity investment in the property of its subsidiaries except in the terms agreed upon in the contract. As of December 31, 2004, the Company is in compliance with all covenants.

NOTE 15 - INCOME TAXES

a) The income tax provisions in the Consolidated Statements of Income were as follows:

	Year ended December 31, (unaudited)
	2003	2004
	ThUS$	ThUS$
Current year provision for income tax	2,816	4,824
Deferred income taxes	(984)	1,832
Adjustments of income taxes of prior years	(137)	(14)

Total provision	1,695	6,642

b) Recoverable and taxes payable were as follows:

	At December 31, (unaudited)
	2003	2004
	ThUS$	ThUS$
Provisional monthly income tax prepayments	3,336	7,649
Income tax provision	(2,861)	(4,824)
Value-added taxes recoverable	10,955	5,864
Value-added taxes payable	(7,459)	(14,191)
Others	707	1,600

Total	4,678	(3,902)

Recoverable and taxes payable as outlined above are classified in the Consolidated Balance Sheets as follows:

	At December 31, (unaudited)
	2003	2004
	ThUS$	ThUS$
Recoverable tax	11,180	10,202
Tax recoverable long-term included in long-term Other Assets (Note 9)	957	87
Tax payable long-term included in Other long-term liabilities (Note 13)	(7,459)	(14,191)

Total	4,678	(3.902)

c) Deferred income taxes

At December 31, 2003 and 2004, the accumulated balances from deferred taxes originating from temporary differences were as follows:

	At December 31, 2003		At December 31, 2004
	Short-term	Long-term	Short-term	Long-term
	(unaudited)		(unaudited)
	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Allowance for doubtful accounts	624	—	692	647
Provision for vacations	237	—	336	—
Leasing obligations	—	72	—	19
Tax loss carry-forwards	904	31,524	374	21,431
Other provisions	464	1,687	349	2,764

Total	2,229	33,283	1,751	24,861
Less: Complementary liability account	(30)	(1,419)	(29)	(1,456)
Valuation allowance	—	(18,036)	—	(6,553)

Net assets	2,199	13,828	1,722	16,852

Liabilities
Overhead costs in inventories	(1,012)	(3,552)	(736)	(2,901)
Forest reserve	(70)	(8,741)	—	(10,880)
Depreciation of property, plant and equipment	(650)	(22,784)	(943)	(27,252)

Total	(1,732)	(35,077)	(1,679)	(41,033)
Less: Complementary asset account	95	9,993	67	9,458

Net liability	(1,637)	(25,084)	(1,612)	(31,575)

Total net deferred income tax asset (liability)	562	(11,256)	110	(14,723)

NOTE 16 - ACCRUED LIABILITIES

Accrued liabilities include the following:

	At December 31, (unaudited)
	2003	2004
	ThUS$	ThUS$
Accrued vacations	1,657	2,218
Accrued commissions	1,334	1,702
Provision for bonuses	325	1,136
Other provisions	1,295	3,042

Total	4,611	8,098

NOTE 17 - SHAREHOLDERS’ EQUITY

a) Changes in capital and reserve accounts in 2003 and 2004 were as follows:

			Reserves			Retained earnings
	Number of shares issued	Common stock	Forestry reserve	Cumulative Translation adjustment	Reserve for future dividends	Accumulated earnings	Income For the year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Balances at December 31, 2002	928,514,743	237,022	15,803	32,188	117,157	18,567	14,579	435,316
Allocation of 2002 net income		—	—	—	14,579	—	(14,579)	—
Payment of dividends of US$ 0.00476 per share		—	—	—	(4,420)	—	—	(4,420)
Increase in forestry reserve due to appraisal		—	3,124	—	—	—	—	3,124
Cumulative translation adjustment		—	—	8,591	—	—	—	8,591
Net income for the year	—	—	—	—	—	—	9,613	9,613

Balances at December 31, 2003	928,514,743	237,022	18,927	40,779	127,316	18,567	9,613	452,224

Balances at December 31, 2003	928,514,743	237,022	18,927	40,779	127,315	18,568	9,613	452,224
Allocation of 2003 net income	—	—	—	—	9,613	—	(9,613)	—
Payment of dividends of US$ 0.0041411 per share	—	—	—	—	(3,845)	—	—	(3,845)
Increase in forestry reserve due to appraisal	—	—	6,224	—	—	—	—	6,224
Cumulative translation adjustment	—	—	—	4,292	—	—	—	4,292
Net income for the year	—	—	—	—	—	—	41,569	41,569

Balances at December 31, 2004	928,514,743	237,022	25,151	45,071	133,083	18,568	41,569	500,464

b) Principal shareholders

At December 31, 2004, Masisa was controlled by Terranova S.A., which owns 52.434% of the shares issued and outstanding.

c) Dividends

At the Annual General Meeting held on April 21, 2004 the shareholders approved a final dividend on 2004 net income of US$0.0041411 per share, for an aggregate amount of ThUS$ 3,845. The shareholders also agreed to a minimum dividend policy ranging from 30% to 50% of net income.

At the Annual General Meeting held on April 30, 2003, the shareholders approved a final dividend on 2003 net income of US$0.00476 per share, for an aggregate amount of ThUS$ 4,420. The shareholders also agreed to a minimum dividend policy ranging from 30% to 50% of net income.

d) Forestry reserve

The forestry reserve represents amounts recorded by the Company’s subsidiaries Tornagaleones and Masisa do Brasil Ltda. See Note 2 i) for the accounting policy regarding this reserve.

e) Cumulative translation adjustment

In accordance with Technical Bulletin No. 64 this account corresponds to the year-end US dollar exchange difference (net of Chilean inflation) from investments in related companies and related liabilities that continue to maintain accounting records in currencies other than the US dollar as of January 1, 2003 and for periods prior to January 1, 2003 for subsidiaries that maintained accounting records in currencies other than the Chilean peso.

2004 Company		Exchange gain (loss) attributable to
	Beginning balance	Investment	Liabilities	Balance at December 31, 2004
	ThUS$	ThUS$	ThUS$	ThUS$
Masisa Argentina S.A.	26,068	—	—	26,068
Maderas y Sintéticos de Mexico S.A. de C.V.	190	—	—	190
Masisa Partes y Piezas Ltda.	(23)	—	—	(23)
Forestal Tornagaleones S.A.	11,708	3,696	596	16,000
Masisa do Brasil Ltda.	2,741	—	—	2,741
Masisa Cabrero S.A.	95	—	—	95

Total	40,779	3,696	596	45,071

2003 Company	Beginning balance	Exchange gain (loss) attributable to		Balance at December 31, 2003
		Investment	Liabilities
	ThUS$	ThUS$	ThUS$	ThUS$
Masisa Argentina S.A.	26,068	—	—	26,068
Maderas y Sintéticos de Mexico S.A. de C.V.	190	—	—	190
Masisa Partes y Piezas Ltda.	—	(23)	—	(23)
Forestal Tornagaleones S.A.	3,094	7,670	944	11,708
Masisa do Brasil Ltda.	2,741	—	—	2,741
Masisa Cabrero S.A.	95	—	—	95

Total	32,188	7,647	944	40,779

f) Tax credits on declared dividends

Retained earnings at December 31, 2004 have the following tax credits available to shareholders when distributed:

Earnings of the year	Amount	Tax credit available on distribution
	ThUS$	%
2004	13,870	17.0
2003	10,262	16.5
2002	30,049	16.0
2002	531	15.0
2001	3,127	15.0
2000	4,207	15.0

Under Chilean tax laws, distributions must be made on a first-in first-out basis.

NOTE 18 - COMMITMENTS AND CONTINGENCIES

a) Guarantees

On October 15, 1998, Forestal Tornagaleones entered into a loan agreement with Raboinvestments Chile S.A. for US$ 15,8 million. Under terms of the agreement the company collateralized the loan with plantations and land for the term of the loan that expires in 3 years. The book value of the plantations is ThUS$ 20,964 and the book value of the land is ThUS$ 5,642 as of December 31, 2004.

At December 31, 2004, the Company has received guarantees, including pledges, mortgages, endorsements of loan insurance policies, special mandates and surety bonds to guarantee repayment to clients and fulfillment of obligations related to the Company’s business activities amounting to ThUS$4,778 (ThUS$7,583 in 2003).

Forestal Tornagaleones has received guarantees to secure repayment to clients and fulfillment of obligations related to the Company’s business activities amounting to ThUS$ 113 in 2004 (ThUS$ 705 in 2003).

b) Lawsuits

The Company is involved in legal proceedings, claims and litigation arising in the ordinary course of business. In the opinion of management, these matters will not materially affect the Company’s consolidated financial position, operating results or cash flows when resolved in a future period.

As of December 31, 2004, there is an outstanding complaint amounting to ThUS$ 663 for damages to property caused in opinion of the complaining party by Forestal Tornagaleones On September 22, 2003, an appealable judgement was issued against the Company, which limited the scope of the claimed damages to ThCh$ 60,000, but did not fix the amount payable. Such judgement was appealed by the Company. On January 9, 2004, the Court of Appeals of Valdivia accepted the appeal, by annulling the judgement and refusing to accept the complaint filed against the Company in all its parts, including legal costs. The complainant filed a motion to appeal on January 31, 2005, which remains pending at the date of issuance of these consolidated financial statements. Given the judgment pronounced by the Court of Appeals of Valdivia, the Company believes that the likelihood of success for the complainant is minimal.

On May 30, 2002, the Chilean Internal Revenue Service issued a tax assessment amounting to ThCh$ 406,545 (ThUS$ 729 at December 31, 2004) for alleged differences in the determination of income taxes by Inversiones Coronel Limitada. The Company has made no provision for this assessment as management believes it will prevail in this case.

NOTE 19 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Notes and accounts receivable from related companies at each year included the following:

		At December 31, (unaudited)
Name	Relationship	2003	2004
		ThUS$	ThUS$
Short-term

Terranova Colombia	Shareholders in common	33	34
Masnova S.A. de C.V	Equity investment	1,872	1,360
Terranova Forest Products, INC	Directors in common	19	4,527
Forestal Río Calle Calle S.A.	Equity investment	—	3
Terranova S.A.	Principal shareholder	—	109
Fibranova C.V	Shareholders in common	—	627
Plycem Construsistemas Costa Rica S.A.	Directors in common	268	373
Plycem Construsistemas El Salvador	Directors in common	96	49
Plycem Construsistemas Honduras	Directors in common	—	51
Plycem Construsistemas Nicaragua	Directors in common	—	90
Plycem Construsistemas Guatemala S.A.	Directors in common	10	160

Total		2,298	7,383

		At December 31, (unaudited)
Name	Relationship	2003	2004
		ThUS$	ThUS$
Long-term

Forestal Río Calle Calle S.A.	Equity investment	3,297	597

Outstanding notes and accounts payable balances to related companies at the end of each year included the following:

		At December 31, (unaudited)
Name	Relationship	2003	2004
		ThUS$	ThUS$
Forestal Río Calle Calle S.A.	Equity investment	228	—
Terranova S.A.	Principal shareholder	666	—
Fibranova C.V	Shareholders in common	3	—
Terranova Brasil Ltda.	Shareholders in common	48	26
Forestal Terranova Mexico S.A.	Shareholders in common	877	3,483
Plycem Construsistemas Honduras)	Directors in common	3	—
Plycem Construsistemas Nicaragua	Directors in common	2	—

Total		1,827	3,509

Significant transactions with related parties included the following:

		Year ended December 31,
Name	Relationship	2003	2004	Transaction
		ThUS$	ThUS$
Forestal Río Calle Calle S.A.	Equity investment	99	34	Interest
Terranova S.A.	Principal shareholder	1,692	2,461	Purchases
		327	290	Services
Masnova de México S.A.	Equity investment	—	—	Sales
Terranova Costa Rica S.A.	Shareholders in common	150	—	Sales
Terranova Colombia S.A.	Shareholders in common	686	510	Sales
Fibranova C.A.	Shareholders in common	279	490	Services
		1,273	2,720	Sales
Terranova Forest Products, INC	Directors in common	161	8,365	Sales
Forestal Terranova de Guatemala S.A.	Shareholders in common	36	—	Sales
Plycement Construsistema Costa Rica S.A.	Directors in common	253	718	Sales
Plycement Construsistema El Salvador S.A.	Directors in common	90	263	Sales
Plycement Construsistema Guatemala S.A.	Directors in common	211	312	Sales
Plycement Construsistema Honduras	Directors in common	114	175	Sales
Plycement Construsistema Nicaragua	Directors in common	62	118	Sales

NOTE 20 - NON-OPERATING INCOME

Non-operating income during each year includes the following:

	Year ended December 31, (unaudited)
	2003	2004
	ThUS$	ThUS$
Gain on sales of property, plant and equipment	913	1,240
Gain on sales of investments	44	—
Interest and other financial income	3,328	1,721
Reversal of allowance for doubtful accounts	—	—
Other	549	914

Total	4,834	3,875

NOTE 21 - NON-OPERATING EXPENSES

Non-operating expenses during each year includes the following:

	Year ended December 31, (unaudited)
	2003	2004
	ThUS$	ThUS$
Interest expense	14,875	16,892
Write-down of other assets to fair value (Note 6)	—	2,998
Amortization of goodwill and negative goodwill (Note 8)	142	(15)
Equity in losses of unconsolidated affiliates (Note 7)	685	26
Donations	64	54
Provision for doubtful accounts	—	2,762
Losses on sales of property, plant and equipment	115	192
Depreciation of equipment temporarily out of service	1,649	453
Other	346	1,193

Total	17,876	24,555

NOTE 22 - SUBSEQUENTS EVENTS

There have been no subsequent accounting or financial events during the period from December 31, 2004 through the date on which these financial statements were prepared, February 11, 2005, which could significantly affect their interpretation.

Section 3 Company Information

(a)	History and Development of the Company

Masisa’s agent in the United States is CT Corporation System, which is located at 111 Eighth Avenue, 13th Floor, New York, New York 10011.

(b)	Material Contracts.

Masisa believes that none of its agreements are material to its business because they are immaterial with respect to amount or significance.

(c)	Liquidity and Capital Resources—Operating Activities

Masisa’s net cash provided by operating activities for 2003 was US$ 17.8 million, compared to US$ 4.5 million in 2002. A mild recovery in prices and higher overall volumes led to higher net sales in US dollars. Collections as well as cash payments to suppliers increased as a consequence of higher volumes produced and sold. Collections and payments to suppliers and employees were US$ 328.9 million and US$ 297.5 million respectively. During 2003, Masisa reduced cash disbursements for interest payments and increased cash disbursements for income tax payments and VAT payments. Despite having a higher interest expense during 2003, during the year Masisa disbursed US$ 9.8 million in interest payments, lower than the US$ 14.4 disbursed in 2002, as a result of expensing previously capitalized interest expense associated with the OSB plant in Brazil. The increase in income taxes paid, from US$ 1.7 million in 2002 to US$ 8.1 million in 2003, is mainly due to the different depreciation schedule used in financial statements for reporting and tax purposes, which had previously deferred income tax payments. VAT payments increased as a consequence of higher sales in US dollars. Net working capital needs rose as a consequence of higher sales. There were no material credit policy changes during this period.

Masisa’s net cash provided by operating activities for 2002 was US$ 4.5 million, compared to US$ 58.7 million for 2001. The economic situation in Latin America led to significant setbacks in price levels in US dollars mostly due to the depreciation of the regional currencies, which impacted margins and net income. Collections decreased as a consequence of lower sales in US dollars. Cash payments increased, as Masisa had to raise its inventory levels and receivables for the startup of the OSB plant in Brazil and the particle board plant in Mexico during the year. Collections and Payments to Suppliers and Employees were US$ 262.5 million and US$ 238.1 million respectively. During the year Masisa increased interests payments to US$ 14.4 as a consequence of having a higher consolidated debt mainly denominated in US dollars, and the depreciation of the Chilean peso relative to the dollar during the year. VAT and similar taxes paid increased to US$ 8.0 million as a consequence of the start up of the OSB plant in Brazil and the particle board plant in Mexico and higher inventory levels in US dollars. There were no material credit policy changes during this period.

(d)	Liquidity and Capital Resources—Critical Accounting Policies and Estimates

A summary of our significant accounting policies is included in Note 2 of the Consolidated Financial Statements, which are included in this information statement and prospectus. The preparation of financial statements requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying footnotes. Our estimates and assumptions are based on historical experiences and changes in the business environment. However, actual results may differ from estimates under different conditions, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results and require management’s most subjective judgements. Our most critical accounting policies and estimates are described below.

Property, plant and equipment

The key judgments the Company must make under the property, plant, and equipment policy include the estimation of the useful lives of its various asset types, the election to utilize primarily the straight-line method for recording depreciation, management’s judgment regarding appropriate capitalization or expensing of costs related to fixed assets, and its determination that no impairment exists.

Property, plant, and equipment is stated on Company’s balance sheet at cost less accumulated depreciation. Depreciation of buildings, equipment, and other depreciable assets is determined using primarily the straight-line method. The estimation of useful lives for fixed assets impacts the level of annual depreciation expense recorded. In estimating the useful lives and expected residual value of fixed assets, the Company has primarily relied on actual experience with similar plant and equipment and recommendations from engineers and manufacturers. Utilization of the straight-line method for recording depreciation or any of the other acceptable methods for depreciating assets will result in the same amount of depreciation over the life of an asset; however, the amount of annual depreciation expense and the resulting carrying amount of net property, plant, and equipment can vary significantly depending on the method elected.

Expenditures that substantially improve and/or increase the useful life of facilities or equipment are capitalized. Maintenance and repair costs are expensed as incurred. The Company’s evaluation of whether an expenditure related to property, plant, and equipment substantially improves and/or increases the useful life of an asset and is appropriately capitalized as an addition to the asset’s cost basis or is expensed as normal maintenance and repair expense can significantly affect results of operations for a given period, as well as its financial position.

Property, plant, and equipment assets are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires the Company’s estimate of future cash flows generated by each asset or group of assets. In addition, the Company must make assumptions regarding product pricing, raw material costs, volumes of product sold, and growth rates to analyze the future cash flows for asset impairment assessments. If our estimates of projected undiscounted future cash flows were too high by 10%, there would be no impact on the reported value of property, plant and equipment test for impairment on our Consolidated Balance Sheet.

Management believes that the estimates of future cash flows are reasonable; however, changes in estimates of such cash flows, changes in the likelihood of alternative outcomes, and changes in estimates of fair value could affect the evaluations.

Forests

The Company determines the value of its forests by a technical appraisal process. The Company appraises the value of its forests annually, based on the expected present value of future cash flows to be generated by its forests. This discounted cash flow analysis takes into account the forecasted harvests for the upcoming years based on tree growth and fluctuations in the cost and price of wood products.

The Company initially carries a new plantation at the historical cost including tree development and forest maintenance. When the technical appraisal indicates that the value of a plantation has changed because it begins to have commercial value, the Company accounts for this by increasing or decreasing forestry plantations (which is a part of property, plant and equipment) and making a corresponding increase or decrease to the forestry reserves component of shareholders’ equity.

At the end of each year, the Company moves to inventory the appraised value of trees it expects to harvest in the next twelve months. The Company carries these trees in inventory at appraised value until harvesting. No reduction in shareholders’ equity is made when standing trees are moved to inventory in anticipation of harvesting.

The reserve is reversed from shareholders’ equity and from the Company’s assets when the forestry plantation is sold.

When the Company appraises the value of its forests it makes judgements about estimated growth rates, current market conditions and statistical techniques. The value of the Company’s forests is significant and, accordingly, the results of these judgements can have material affects on the reported amounts of assets and shareholders’ equity on the Company’s balance sheet. If the estimated appraised value of our timber resources were too high by 10%, there would be no impact on our reported net income as the changes to fair values of forests has no impact on earnings as discussed above. However, our net equity and the reported value of our forests assets would be overstated by ThUS$ 5,846.

Depletion

Depletion, or costs attributed to timber harvested, is recorded as trees are harvested. Depletion rates are adjusted annually. Depletion rates are determined by each identifiable farm block and computed by dividing the original cost of the timber less previously recorded depletion by the total timber volume that is estimated to be harvested over the harvest cycle. The length of the harvest cycle varies by geographic region and species of timber. The depletion rate calculations do not include an estimate for future silviculture costs associated with existing stands, future reforestation costs associated with a stand’s final harvest, or future volume in connection with the replanting of a stand subsequent to its final harvest.

Significant estimates and judgments are required to determine the volume of timber available for harvest over the harvest cycle. Some of the factors affecting the estimates are changes in weather patterns, the effect of fertilizer and pesticide applications, changes in environmental regulations and restrictions that may limit the company’s ability to harvest certain timberlands, changes in harvest plans, the scientific advancement in seedling and growing technology, and changes in harvest cycles.

We adjust our depletion rates annually on January 1st of each year. On January 1, 2003 we adjusted our depletion rates by 1.0%. As such, had our estimated volume of timber harvested at December 31, 2003 been estimated too high by 1.0%, our reported cost of sales for the year ended December 31, 2003, would have been understated by ThUS$ 44.

Inventories

Inventories of finished goods, forests and plantations in the process of exploitation, materials and supplies are stated at the lower of direct production cost or market (net realizable value), primarily using the average cost method. Finished goods include certain indirect costs as appropriate. Determination of the net realizable value of each component of inventory is based on the current invoice price. Forests and plantations in the process of exploitation are stated at the commercially appraised value at which these forests were transferred from fixed assets. These estimates can affect the carrying value for inventories, and any required inventory write-down can affect results of operations in both current and future periods. Our inventory reserves at December 31, 2003 amounted to ThUS$ 769 which represents 1% of our total inventory of finished goods, materials and supplies. Additionally, we had no inventory write-downs during the year ended December 31, 2003. Had our inventory reserves and write-downs been underestimated by 10%, our cost of sales would not be materially affected.

Deferred income tax

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletin No. 60 of the Chilean Institute of Accountants. The effects of deferred income taxes at January 1, 2000, which were not previously recorded, are recognized in income beginning in 2000 as the temporary differences reverse. Under Technical Bulletin No. 60, deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will be realized. In making this determination, the Company considers both positive and negative evidence and make certain assumptions, including projections of taxable income. Changes in these assumptions may have a material impact on results. If our projections of taxable income were too high by 10% there would be no impact on the balance of our reported valuation allowance at December 31, 2003.

(e)	Directors, Senior Management and Employees—Directors

Directors Committee / Audit Committee

Under the Chilean Stock Companies Act, all public companies must have a comité de directores, or directors committee which must be responsible for:

•	examining and commenting on the financial statements and external auditor’s report that is delivered to the Company prior to the final presentation of such financial information at the annual shareholders’ meeting;

•	nominating the external auditors and rating agencies that will be presented for approval at the annual shareholders’ meeting;

•	evaluating and reporting to the Board of Directors on transactions with related parties pursuant to Article 89 of the Chilean Stock Companies Act as well as transactions in which a director, manager or executive officer of the Company has an interest as required by Article 44 of the Chilean Stock Companies Act; and

•	advising on the compensation of the Company’s senior management.

Masisa’s director’s committee also serves as its audit committee.

Masisa’s director’s committee is composed of three director members and was created in April 2001. In August 2002, due to the acquisition by Terranova of its majority and controlling interest in Masisa, Mr. Juan Obach was replaced on the committee by Mr. Jaime Fernández. The other two members of the committee were Mr. Isidoro Palma and Mr. Ignacio Guerrero. In an extraordinary meeting of the board of directors held on May 28, 2003, Mr. Palma, Mr. Guerrero and Mr. Zegers were designated as the members of the directors committee. Each of Mr. Palma, Mr. Guerrero and Mr. Zegers were redesignated as members of the directors committee in an ordinary meeting of the board of directors on May 18, 2004.

(f)	Major Shareholders and Related Party Transactions—Major Shareholders Major Shareholders

Additionally, as of December 31, 2004, none of our record shareholders reported holding shares for the benefit of shareholders resident in the United States. As of April 30, 2004, 72,082,440 shares of common stock, represented by 2,402,278 ADSs, were held of record by one holder for the benefit of ADS holders.

(g)	Major Shareholders and Related Party Transactions—Major Shareholders—Quantitative Disclosure—Interest Rate Risk

The Company’s primary interest rate risk exposures arise from its U.S. dollar long-term fixed rate bank borrowings and bond liabilities and other variable long-term liabilities. Assuming other factors are held constant, interest rate changes generally affect the fair value of fixed rate debt, but do not impact the carrying value, earnings or cash flows. The company has entered into an interest rate swap on a portion of it variable debt for a notional amount of US$18 million. The company pays a fixed rate of 5.2% under the terms of the agreement, which expires in October 2006. At December 31, 2003, the fair value of swap was a liability of US$984,000. The following table provides information as of December 31, 2003 about the Company’s interest-earning assets and liabilities, including its long-term debt and its private placement with U.S. insurance companies and other institutional investors, which are sensitive to changes in interest rates, based upon their respective contractual maturity dates:

(Amounts in thousands of US$)	2004	2005	2006	2007	2008	Thereafter	Total	Estimated fair Market Value
INTEREST EARNING ASSETS
US$ denominated fixed rate (short-term and long-term)
Time deposits	29,104						29,104	29,104
Weighted average interest rate	7.95%
Chilean peso denominated Securities purchased under resale agreements	11,120						11,120	11,120
Weighted average interest rate	2.0%
INTEREST BEARING LIABILITIES
Fixed Rate :
US$ denominated bank debt	61,098	337	660				62,095	56,839
Weighted average interest rate	5.0%	5.02%	5.02%
Chilean peso denominated bank debt	3,667						3,667	3,667
Weighted average interest rate	4.56%
Chilean peso - UF denominated bank debt	2,594	2,428	2,429				7,451	7,466
Weighted average interest rate	6.70%	6.70%	6.70%
Brazilian reales bank debt	2,765						2,765	2,520
Weighted average interest rate	11.3%
Bonds and other long-term Borrowings: Chilean peso – UF denominated	214		14,247	14,247	14,247	48,498	91,453	101,842
Weighted average interest rate			5.00%	5.00%	5.00%	5.52%
Promissory notes and other long-term Borrowings – US$	9,796	9,127	9,000	9,000	9,000		45,923	48,745
Weighted average interest rate	8.06%	8.06%	8.06%	8.06%	8.06%
Variable Rate :
US$ denominated bank debt	10,013	18,269	23,520	20,392	6,250		78,444	78,444
Weighted average interest rate	3.0%	2.0%	2.0%	2.0%	2.0%
US$ denominated interest rate swaps*
Pay fixed, receive variable (6 month LIBOR)
Amounts to be paid	875	552	237	—	—	—	1,664	984
Weighted average interest fixed rate	5.2%
Expected amounts to be received	295	252	108	—	—	—	655
Weighted average variable rate expected	2.4%

*	Assumptions:

Short term debt, because it is often renewed, is considered variable.

Fair value of swaps is given by bank’s appraisal. Weighted average variable rate expected is calculated to match fair value, and expected amounts to be received are calculated accordingly.

(h)	Supplemental information regarding our US GAAP reconciliation footnote as of December 31, 2002 and 2003 and for each of the three years ended December 31, 2003.

Beginning in third quarter of 2004, we have elected to present certain US GAAP adjustments separately and before taxes. Until December 31, 2003, adjustments such as reporting currency and inflation accounting were presented together in one reconciling item on an after tax basis. The same situation was applicable to adjustments related to the capitalization of interest and capitalization of exchange differences. To present a better comparison, we are presenting our Chilean GAAP to US GAAP reconciling information as of December 31, 2002 and 2003 and for the years ended December 31, 2003, on the same basis as our September 30, 2004 Chilean GAAP to US GAAP reconciling information included elsewhere in this Form 6-K. Our previously reported net income and shareholders’ equity under US GAAP have not been impacted for this change.

Effects of conforming to US GAAP

The adjustments to reported net income pursuant to Chilean GAAP required to conform with accounting principles generally accepted in the United States of America include the following:

	Year Ended December 31,
	2001	2002	2003
	ThUS$	ThUS$	ThUS$
Net income as shown in the Chilean GAP financial statements	31,371	14,579	9,613
Net effect for change in reporting currency (par. 1 a)	600	4,749	(547)
Inflation adjustments (par. 1 a)	(1,456)	(1,098)	(567)
Deferred income taxes-reversal of complementary accounts (par. 1 b)	(21)	1,718	2,785
Capitalization of interest (par. 1 f)	(2,288)	(3,462)	(3,300)
Capitalization of exchange differences (par. 1 f)	(110)	(130)	1,473
Goodwill amortization (par. 1 g)	(152)	308	242
Net deferred income tax effects on US GAAP adjustments (par. 1 b)	631	530	997
Net effects of US GAAP adjustments on minority interest (par. 1 h)	999	133	399

Net income in accordance with US GAAP	29,574	17,327	11,095

The adjustments required to conform shareholders’ equity to US GAAP include the following:

	At December 31,
	2002	2003
	ThUS$	ThUS$
Shareholders’ equity as shown in the Chilean GAAP financial statements	435,316	452,224
Net effect for change in reporting currency (par.1 a)	88,913	78,121
Inflation adjustments (par. 1 a)	(54,476)	(54,690)
Deferred income taxes (par. 1 b)	(12,717)	(9,932)
Minimum dividend (par. 1 c)	(4,374)	(2,884)
Reversal of revaluation of timber resources (par. 1 e)	(26,116)	(27,872)
Capitalization of interest (par. 1 f)	(5,101)	(8,401)
Capitalization of exchange differences (par. 1 f)	(456)	1,017
Goodwill amortization (par. 1 g)	128	370
Net deferred income tax effects on US GAAP adjustments (par. 1 b)	(6,077)	(5,080)
Net effect of US GAAP adjustments on minority interest (par. 1 h)	13,073	13,405

Shareholders’ equity in accordance with US GAAP	428,113	436,278

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2005

Masisa S.A.

By:	/s/ Patricio Reyes Urrutia
Patricio Reyes Urrutia General Counsel